
13000381

Genco Shipping & Trading Limited

Annual Report 2012


G





Genco Shipping & Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes.

Excluding Baltic Trading Limited's fleet, we own a fleet of 53 drybulk vessels, consisting of nine Capesize, eight Panamax, 17 Supramax, six Handymax and 13 Handysize vessels, with an aggregate carrying capacity of approximately 3,810,000 dwt.

To Our Valued Shareholders,


Peter C. Georgiopoulos
Chairman of the Board

During a challenging year in the drybulk market, Genco continued to meet the needs of leading charterers while preserving the ability to take advantage of the positive long-term industry fundamentals. We also remained proactive with our lending group and the capital markets during the year, successfully amending our credit facilities under favorable terms and completing an equity offering.

Leading Industry Reputation

Genco's leading industry reputation is predicated on owning and operating a large, modern fleet that spans most drybulk vessel classes. During 2012, we utilized our versatile fleet of 53 vessels to continue to provide multinational charterers with high-quality tonnage and deliver operating results that surpass their exacting requirements. As freight rates remained soft throughout the year, we continued to employ a large majority of vessels on short-term or spot market-related contracts with creditworthy counterparties such as Cargill International, Pacific Basin Chartering, and Lauritzen



Bulkers A/S. This opportunistic time charter strategy positions Genco to capitalize on freight rate increases and, combined with our cost-effective operations, to expand the Company's future earnings potential in a stronger market.

We believe the long-term demand for the global transportation of essential drybulk commodities remains intact. Chinese iron ore imports, for example, expanded by approximately 8.5% in 2012 as China continued to pursue infrastructure projects aimed at stimulating its economy. Furthermore, the increasing demand for coal imports in developing countries, particularly China and India, bodes well for the future of the drybulk market. In addition to these encouraging developments, a downward trend in vessel supply growth was witnessed in the second half of 2012 driven by both reduced vessel deliveries as well as increased levels of scrapping. During 2012, the scrapping of older vessels reached a record high, increasing 45% year-over-year on a tonnage basis, while the orderbook for newbuildings as a percentage of the world fleet reached its lowest level in eight years. In addition, existing order deliveries peaked in June 2012, and have since considerably decelerated, with second half 2012 deliveries being the fewest in any half-year period since 2009.[1]

The Year Ahead

We are committed to managing the Company effectively through the current drybulk shipping cycle and positioning Genco to create long-term shareholder value. In 2013, our efforts will be focused on the following priorities: first, we plan to continue to secure our high-quality vessels on contracts that best position Genco to benefit from a rising freight rate environment. Second, we will continue to focus on aggressively controlling costs in an effort to further our status as one of the lowest-cost operators in the industry. Third, we intend to draw upon our strong history of entering into financing transactions to provide an appropriate capital structure. And finally, we plan to further Genco's global brand recognition by providing safe and reliable service for our leading customers, as we have consistently done in the past.

In Appreciation of Genco's Greatest Asset

I would like to thank our dedicated and experienced team for their hard work and commitment to excellence. I would also like to express my appreciation to our customers, shareholders and bankers for their continued support.

[1] *Clarkson Research Services Limited 2013.*



Robert Gerald Buchanan
President

Genco maintained strong operations in a difficult market environment during 2012, advancing its reputation for providing high-quality tonnage and first-rate service on behalf of multinational charterers.

Genco's world-class fleet of 53 vessels, including nine Capesize, eight Panamax, 17 Supramax, six Handymax and 13 Handysize vessels, continued to serve the Company well in 2012. Importantly, most of our vessels employed on spot market-related time charters earn a rate equal to 100% or more of the related index as published by the Baltic Exchange. This notable accomplishment is testimony to Genco's leading brand as an owner and operator of modern tonnage. The average age of our large and diverse fleet of approximately eight years continues to compare favorably to the industry average.

As weakness persisted in the drybulk market, Genco drew upon its efficient operating platform to once again achieve daily vessel operating expenses below its budget. We also continued to effectively manage our drydocking schedule while maintaining the Company's reputation for delivering superior customer service. During 2012, we completed special surveys and drydockings for 15 of our vessels. We are also pleased to have achieved strong utilization of more than 99% for the year.

We remain dedicated to delivering another year of operational excellence in 2013. We will continue to focus on operating a young and diverse fleet that adheres to strict safety and environmental standards and surpassing the expectations of our leading customers. The ongoing success we have achieved in these critical areas has enabled Genco to establish longstanding relationships with high credit quality companies, which continue to differentiate our Company within the drybulk industry.

I would like to thank Genco's team of experienced professionals and mariners. The Company's leadership position in the drybulk industry is a direct result of their hard work and dedication.

During 2012, Genco continued to operate its diverse modern fleet of 53 drybulk vessels in a cost-effective manner, while taking proactive measures to amend the terms of our credit facilities and reduce our debt levels.

Last year, as freight rates remained soft, we strategically focused on employing a large majority of vessels on short-term or spot market-related contracts, preserving the ability to take advantage of the long-term demand for the global transportation of essential drybulk commodities. At the same time we worked with our lenders to amend the Company's 2007 credit facility, $253 million term loan facility and $100 million term loan facility. Based on this effort and management's proactive approach, we were able to amend a number of the loan terms. Specifically, our scheduled amortization payments have been deferred or prepaid through and including the quarter ending December 31, 2013. In addition, the existing waivers for both the maximum leverage ratio covenant and the interest coverage ratio covenant have been extended under all three facilities through and including the quarter ending December 31, 2013. In connection with these agreements, we prepaid approximately $100 million across the three facilities.



John C. Wobensmith
Chief Financial Officer

We also completed a follow-on offering in the first quarter of 2012, which generated $53 million in proceeds that we used in part to reduce our debt. We appreciate the support that we received from our banking group and the capital markets during 2012, and intend to remain proactive in seeking opportunities to strengthen our balance sheet in the year ahead.

We enter 2013 with a cash position of $79.5 million and a focus on effectively managing our costs. Genco's past success in achieving daily vessel operating expenses below its budget and our reputation for being a low-cost operator bode well for the Company to operate in an uncertain rate environment.

In closing, I thank our finance team for their dedication and hard work, as well as our leading bankers for their continued support. We continue to maintain a high degree of integrity and transparency in our financial reporting, and I am pleased to report that Genco had effective internal controls under Section 404 of the Sarbanes-Oxley Act at December 31, 2012.



Vessels

Excluding Baltic Trading's Fleet

Capesize

180,183 - 169,025 TONS



	DWT	YEAR BUILT
Genco Constantine	180,183	2008
Genco Augustus	180,151	2007
Genco London	177,833	2007
Genco Titus	177,729	2007
Genco Tiberius	175,874	2007
Genco Hadrian	169,694	2008
Genco Claudius	169,025	2010
Genco Commodus	169,025	2009
Genco Maximus	169,025	2009

Panamax

76,588 - 72,495 TONS



	DWT	YEAR BUILT
Genco Thunder	76,588	2007
Genco Raptor	76,499	2007
Genco Knight	73,941	1999
Genco Leader	73,941	1999
Genco Beauty	73,941	1999
Genco Vigour	73,941	1999
Genco Surprise	72,495	1998
Genco Acheron	72,495	1999



Supramax

58,729 – 53,416 TONS



	DWT	YEAR BUILT
Genco Hunter	58,729	2007
Genco Rhone	58,018	2011
Genco Bourgogne	57,981	2010
Genco Brittany	57,981	2010
Genco Languedoc	57,981	2010
Genco Pyrenees	57,981	2010
Genco Aquitaine	57,981	2009
Genco Ardennes	57,981	2009
Genco Auvergne	57,981	2009
Genco Warrior	55,435	2005
Genco Predator	55,407	2005
Genco Provence	55,317	2004
Genco Picardy	55,257	2005
Genco Cavalier	53,617	2007
Genco Normandy	53,596	2007
Genco Loire	53,416	2009
Genco Lorraine	53,416	2009

Handymax

48,913 – 45,222 TONS



	DWT	YEAR BUILT
Genco Muse	48,913	2001
Genco Success	47,186	1997
Genco Prosperity	47,180	1997
Genco Wisdom	47,180	1997
Genco Carrier	47,180	1998
Genco Marine	45,222	1996

Handysize

34,432 – 28,398 TONS



	DWT	YEAR BUILT
Genco Spirit	34,432	2011
Genco Mare	34,428	2011
Genco Ocean	34,409	2010
Genco Avra	34,391	2011
Genco Bay	34,296	2010
Genco Progress	29,952	1999
Genco Pioneer	29,952	1999
Genco Sugar	29,952	1998
Genco Explorer	29,952	1999
Genco Reliance	29,952	1999
Genco Champion	28,445	2006
Genco Challenger	28,428	2003
Genco Charger	28,398	2005

2012 Financial & Corporate Information

Selected Consolidated Financial and Other Data

(U.S. dollars in thousands except for share and per share amounts)	For the Years Ended December 31, 2012	2011	2010	2009	2008
Income Statement Data:					
Revenues:					
Voyage revenues	**$ 223,159**	$ 388,929	$ 447,438	$ 379,531	$ 405,370
Service revenues	**3,294**	3,285	1,249	—	—
Total revenues	**$ 226,453**	$ 392,214	$ 448,687	$ 379,531	$ 405,370
Operating Expenses:					
Voyage expenses	**7,009**	4,457	4,467	5,024	5,116
Vessel operating expenses	**114,318**	105,514	78,976	57,311	47,130
General, administrative and management fees	**35,673**	33,928	29,081	18,554	19,814
Depreciation and amortization	**139,063**	136,203	115,663	88,150	71,395
Other operating income	**(265)**	(527)	(791)	—	—
Loss on forfeiture of vessel deposits	**—**	—	—	—	53,765
Gain on sale of vessels	**—**	—	—	—	(26,227)
Total operating expenses	**295,798**	279,575	227,396	169,039	170,993
Operating (loss) income	**(69,345)**	112,639	221,291	210,492	234,377
Other expense	**(87,209)**	(86,186)	(72,042)	(61,868)	(147,797)
(Loss) income before income taxes	**(156,554)**	26,453	149,249	148,624	86,580
Income tax expense	**(1,222)**	(1,385)	(1,840)	—	—
Net (loss) income	**(157,776)**	25,068	147,409	148,624	86,580
Less: Net (loss) income attributable to noncontrolling interest	**(12,848)**	(318)	6,166	—	—
Net (loss) income attributable to Genco Shipping & Trading Limited	**$ (144,928)**	$ 25,386	$ 141,243	$ 148,624	$ 86,580
Net (loss) income per share—Basic	**$ (3.47)**	$ 0.72	$ 4.28	$ 4.75	$ 2.86
Net (loss) income per share—Diluted	**$ (3.47)**	$ 0.72	$ 4.07	$ 4.73	$ 2.84
Dividends declared per share	**$ —**	$ —	$ —	$ —	$ 3.85
Weighted average common shares outstanding—Basic	**41,727,075**	35,179,244	32,987,449	31,295,212	30,290,016
Weighted average common shares outstanding—Diluted	**41,727,075**	35,258,205	35,891,373	31,445,063	30,452,850
Balance Sheet Data:					
(U.S. dollars in thousands, at end of period)					
Cash and cash equivalents	**$ 72,600**	$ 227,968	$ 270,877	$ 188,267	$ 124,956
Total assets	**2,843,371**	3,119,277	3,182,708	2,336,802	1,990,006
Total debt (current and long-term, including notes payable)	**1,524,357**	1,694,393	1,746,248	1,327,000	1,173,300
Total shareholders' equity	**1,261,207**	1,361,618	1,348,153	928,925	696,478
Other Data:					
(U.S. dollars in thousands)					
Net cash (used in) provided by operating activities	**$ (18,834)**	$ 158,183	$ 262,680	$ 219,729	$ 267,416
Net cash used in investing activities	**(3,669)**	(133,367)	(870,230)	(306,210)	(514,288)
Net cash (used in) provided by financing activities	**(132,865)**	(67,725)	690,160	149,792	300,332
EBITDA[1]	**$ 82,537**	$ 249,080	$ 330,711	$ 298,330	$ 208,807

(1) EBITDA represents net (loss) income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our

consolidated internal financial statements, and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statements of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The foregoing definition of EBITDA differs from the definition of Consolidated EBITDA used in the financial covenants of our 2007 Credit Facility, our $253 Million Term Loan Credit Facility, and our $100 Million Term Loan Credit Facility. Specifically, Consolidated EBITDA substitutes gross interest expense (which includes amortization of deferred financing costs) for net interest expense used in our definition of EBITDA, includes adjustments for restricted stock amortization and non-cash charges for deferred financing costs related to the refinancing of other credit facilities or any non-cash losses from our investment in Jinhui, and excludes extraordinary gains or losses and gains or losses from derivative instruments used for hedging purposes or sales of assets other than inventory sold in the ordinary course of business. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net (loss) income attributable to Genco Shipping & Trading Limited for each of the periods presented above:

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
Net (loss) income attributable to Genco Shipping & Trading Limited	**$ (144,928)**	$ 25,386	$141,243	$148,624	$ 86,580
Net interest expense	**87,180**	86,106	71,965	61,556	50,832
Income tax expense	**1,222**	1,385	1,840	—	—
Depreciation and amortization	**139,063**	136,203	115,663	88,150	71,395
EBITDA[1]	**$ 82,537**	$249,080	$330,711	$298,330	$208,807

General

We are a Marshall Islands company that transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. Excluding Baltic Trading, our fleet currently consists of nine Capesize, eight Panamax, 17 Supramax, six Handymax and 13 Handysize drybulk carriers, with an aggregate carrying capacity of approximately 3,810,000 dwt, and the average age of our fleet is currently 7.8 years, as compared to the average age for the world fleet of approximately 10 years for the drybulk shipping segments in which we compete. Most of the vessels in our fleet are on time charters to well-known charterers, including Lauritzen Bulkers, Cargill, Pacbasin, Trafigura, Klaveness and Swissmarine. As of February 27, 2012, all of the vessels in our fleet, excluding Baltic Trading, are presently engaged under spot market-related and time charter contracts that expire (assuming the option periods in the time charters are not exercised) between March 2013 and May 2015, and five of our vessels are currently operating in vessel pools. See pages 6–7 for a table indicating the built dates of all vessels currently in our fleet.

In addition, Baltic Trading's fleet currently consists of two Capesize, four Supramax and three Handysize drybulk carriers with an aggregate carrying capacity of approximately 672,000 dwt.

If market conditions improve, we may acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with the acquisitions made during 2007 through 2011 and our growth strategy, we negotiated the 2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility (each as defined herein) that we have used to acquire vessels. As we have used our remaining availability under these facilities, if we make acquisitions of additional vessels we may consider additional debt and equity financing alternatives from time to time.

On June 3, 2010, we entered into an agreement to purchase a total of eight Handysize drybulk vessels, including five newbuildings, from companies within the Metrostar Management Corporation group of companies ("Metrostar") for an aggregate purchase price of $266.0 million. Five of these vessels are owned by us and three are owned by Baltic Trading. Additionally, on June 24, 2010, we entered into a Master Agreement with Bourbon SA ("Bourbon") to purchase 16 drybulk vessels, including two newbuildings, for an aggregate purchase price of $545.0 million. We retained 13 of the 16 vessels, including one newbuilding, and the remaining three vessels were immediately resold to Maritime Equity Partners LLC ("MEP"), a company managed by a company partially owned by our Chairman, Peter C. Georgiopoulos. All eight vessels have been delivered from Metrostar and all 16 vessels have been delivered from Bourbon, three of which were sold to MEP.

In order to fund the acquisition of these vessels, we entered into two senior secured term loan facilities. On August 12, 2010, we entered into a $100 million senior secured term loan facility (the "$100 Million Term Loan Facility") to be utilized to fund or refund to us a portion of the purchase price of the acquisition of five vessels from Metrostar. On August 20, 2010, we entered into a $253 million senior secured term loan facility (the "$253 Million Term Loan Facility") to fund a portion of the purchase price of the acquisition of 13 vessels from Bourbon. The Baltic Trading vessels have been funded utilizing its $150 million senior secured revolving credit facility (the "2010 Baltic Trading Credit Facility").

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters, voyage charters and spot market-related time charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with three independent technical managers to provide technical management of our fleet at a lower cost than we believe would be possible in-house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical managers.

We hold an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping.

Baltic Trading, formerly our wholly-owned subsidiary, completed its initial public offering, or IPO, on March 15, 2010. As of December 31, 2012, our wholly-owned subsidiary Genco Investments LLC owned 5,699,088 shares of Baltic Trading's Class B Stock, which represents a 24.78% ownership interest in Baltic Trading at December 31, 2012 and 83.17% of the aggregate voting power of Baltic Trading's outstanding shares of voting stock. Baltic Trading is consolidated as we control a majority of the voting interest in Baltic Trading. Management's discussion and analysis of our results of operations and financial condition in this section includes the results of Baltic Trading.

We entered into a long-term management agreement (the "Management Agreement") with Baltic Trading pursuant to which we apply our expertise and experience in the drybulk industry to provide Baltic Trading with commercial, technical, administrative and strategic services. The Management Agreement is for an initial term of approximately 15 years and will automatically renew for additional five-year periods unless terminated in accordance with its terms. Baltic Trading will pay us for the services we provide it as well as reimburse us for our costs and expenses incurred in providing certain of these services. Management fee income we earn from the Management Agreement net of any allocated shared expenses, such as salary, office expenses and other general and administrative fees, will be taxable to us. Upon consolidation with Baltic Trading, any management fee income earned will be eliminated for financial reporting purposes.

We provide technical services for drybulk vessels purchased by MEP under an agency agreement between us and MEP. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day plus reimbursement of out-of-pocket costs and will be provided for an initial term of one year. MEP will have the right to cancel provision of services on 60 days' notice with payment of a one-year termination fee or without a fee upon a change of our control. We may terminate provision of the services at any time on 60 days' notice. Mr. Georgiopoulos controls and has a minority interest in MEP. This arrangement was approved by an independent committee of our Board of Directors.

During the beginning of 2009, the Genco Cavalier, a 2007-built Supramax vessel, was on charter to Samsun Logix Corporation ("Samsun"), when Samsun filed for the equivalent of bankruptcy protection in South Korea, otherwise referred to as a rehabilitation application. On February 5, 2010, the rehabilitation plan submitted by Samsun was approved by the South Korean courts. As part of the rehabilitation process, our claim of approximately $17.2 million will be settled in the following manner: 34%, or approximately $5.9 million, will be paid in cash in annual installments on December 30 of each year from 2010 through 2019 ranging in percentages from eight to 17; the remaining 66%, or approximately $11.3 million, converted to Samsun shares at a specified value per share. During the year ended December 31, 2012, we recorded $0.3 million as other operating income which represents 50% of the portion (9%) of the cash settlement that was due on December 30, 2012 as this was the only amount remitted by Samsun. During the year ended December 31, 2011, we recorded $0.5 million as other operating income which represents the portion (9%) of the cash settlement that was due on December 30, 2011. During the year ended December 31, 2010, we recorded $0.6 million as other operating income which represents the portion (10%) of the cash settlement which was due on December 30, 2010.

During January 2011, the Genco Success, a 1997-built Handymax vessel, was on charter to Korea Line Corporation ("KLC") when KLC filed for a rehabilitation application. On July 3, 2012, the rehabilitation plan submitted by KLC was approved by the South Korean courts. As part of the rehabilitation process, our claim of approximately $0.8 million will be settled in the following manner: 37%, or approximately $0.3 million, will be paid in cash in annual installments on December 30 of each year from 2012 through 2021 ranging in percentages from 0.5 to 43; the remaining 63%, or approximately $0.5 million, converted to KLC shares at a specified value per share. During the year ended December 31, 2012, we recorded two-thousand dollars as other operating income which represents the portion (0.5%) of the cash settlement that was due on December 30, 2012.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2012 and 2011 on a consolidated basis, which includes the operations of Baltic Trading.

	For the Years Ended December 31,		Increase	
	2012	2011	(Decrease)	% Change
Fleet Data:				
Ownership days[1]				
Capesize	**4,026.0**	4,015.0	11.0	0.3%
Panamax	**2,928.0**	2,920.0	8.0	0.3%
Supramax	**7,686.0**	7,577.6	108.4	1.4%
Handymax	**2,196.0**	2,190.0	6.0	0.3%
Handysize	**5,856.0**	5,194.9	661.1	12.7%
Total	**22,692.0**	21,897.5	794.5	3.6%
Available days[2]				
Capesize	**3,995.9**	3,984.9	11.0	0.3%
Panamax	**2,800.4**	2,901.7	(101.3)	(3.5)%
Supramax	**7,505.5**	7,575.7	(70.2)	(0.9)%
Handymax	**2,112.5**	2,140.3	(27.8)	(1.3)%
Handysize	**5,856.0**	5,188.4	667.6	12.9%
Total	**22,270.3**	21,791.0	479.3	2.2%
Operating days[3]				
Capesize	**3,989.8**	3,983.6	6.2	0.2%
Panamax	**2,785.8**	2,880.2	(94.4)	(3.3)%
Supramax	**7,380.9**	7,500.2	(119.3)	(1.6)%
Handymax	**2,091.6**	2,119.5	(27.9)	(1.3)%
Handysize	**5,841.4**	5,143.8	697.6	13.6%
Total	**22,089.5**	21,627.3	462.2	2.1%
Fleet utilization[4]				
Capesize	**99.8%**	100.0%	(0.2)%	(0.2)%
Panamax	**99.5%**	99.3%	0.2%	0.2%
Supramax	**98.3%**	99.0%	(0.7)%	(0.7)%
Handymax	**99.0%**	99.0%	—	—
Handysize	**99.8%**	99.1%	0.7%	0.7%
Fleet average	**99.2%**	99.2%	—	—

	For the Years Ended December 31,		Increase	
	2012	2011	(Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	**$14,137**	$28,945	$(14,808)	(51.2)%
Panamax	**8,909**	21,293	(12,384)	(58.2)%
Supramax	**9,298**	15,312	(6,014)	(39.3)%
Handymax	**8,032**	15,676	(7,644)	(48.8)%
Handysize	**8,189**	11,139	(2,950)	(26.5)%
Fleet average	**9,706**	17,644	(7,938)	(45.0)%
Daily vessel operating expenses[6]				
Capesize	**$ 5,448**	$ 5,477	$ (29)	(0.5)%
Panamax	**5,385**	4,910	475	9.7%
Supramax	**4,878**	4,626	252	5.4%
Handymax	**5,339**	4,968	371	7.5%
Handysize	**4,678**	4,475	203	4.5%
Fleet average	**5,038**	4,819	219	4.5%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the Years Ended December 31,	
	2012	2011
Voyage revenues (in thousands)	**$ 223,159**	$ 388,929
Voyage expenses (in thousands)	**7,009**	4,457
	216,150	384,472
Total available days	**22,270.3**	21,791.0
Total TCE rate	**$ 9,706**	$ 17,644

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following compares the components of our operating (loss) income and net (loss) income for the years ended December 31, 2012 and 2011 and certain balance sheet data as of December 31, 2012 and 2011.

(U.S. dollars in thousands except for per share amounts)	For the Years Ended December 31, 2012	2011	Increase (Decrease)	% Change
Income Statement Data:				
Revenues:				
Voyage revenue	$ 223,159	$ 388,929	$ (165,770)	(42.6)%
Service revenue	3,294	3,285	9	0.3%
Revenues	226,453	392,214	(165,761)	(42.3)%
Operating Expenses:				
Voyage expenses	7,009	4,457	2,552	57.3%
Vessel operating expenses	114,318	105,514	8,804	8.3%
General, administrative and management fees	35,673	33,928	1,745	5.1%
Depreciation and amortization	139,063	136,203	2,860	2.1%
Other operating income	(265)	(527)	262	(49.7)%
Total operating expenses	295,798	279,575	16,223	5.8%
Operating (loss) income	(69,345)	112,639	(181,894)	(161.6)%
Other expense	(87,209)	(86,186)	(1,023)	1.2%
(Loss) income before income taxes	(156,554)	26,453	(183,007)	(691.8)%
Income tax expense	(1,222)	(1,385)	163	(11.8)%
Net (loss) income	$ (157,776)	$ 25,068	(182,844)	(729.4)%
Less: Net (loss) income attributable to noncontrolling interest	(12,848)	(318)	(12,530)	3,940.3%
Net (loss) income attributable to Genco Shipping & Trading Limited	$ (144,928)	$ 25,386	(170,314)	(670.9)%
Net (loss) income per share—Basic	$ (3.47)	$ 0.72	$ (4.19)	(581.9)%
Net (loss) income per share—Diluted	$ (3.47)	$ 0.72	$ (4.19)	(581.9)%
Dividends declared per share	$ —	$ —	$ —	—
Weighted average common shares outstanding—Basic	41,727,075	35,179,244	6,547,831	18.6%
Weighted average common shares outstanding—Diluted	41,727,075	35,258,205	6,468,870	18.3%
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	$ 72,600	$ 227,968	$ (155,368)	(68.2)%
Total assets	2,843,371	3,119,277	(275,906)	(8.8)%
Total debt (current and long-term, including notes payable)	1,524,357	1,694,393	(170,036)	(10.0)%
Total shareholders' equity	1,261,207	1,361,618	(100,411)	(7.4)%
Other Data:				
(U.S. dollars in thousands)				
Net cash (used in) provided by operating activities	$ (18,834)	$ 158,183	$ (177,017)	(111.9)%
Net cash used in investing activities	(3,669)	(133,367)	129,698	(97.2)%
Net cash used in financing activities	(132,865)	(67,725)	(65,140)	96.2%
EBITDA[1]	$ 82,537	$ 249,080	$ (166,543)	(66.9)%

(1) EBITDA represents net (loss) income attributable to Genco Shipping & Trading plus net interest expense, taxes and depreciation and amortization. Refer to page 9 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net (loss) income attributable to Genco Shipping & Trading for each of the periods presented above.

Results of Operations

Voyage Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

During 2012, voyage revenues decreased by $165.8 million, or 42.6%, as compared to 2011. The decrease in revenue was due to lower charter rates achieved by substantially all of our vessels. Additionally, there was a decrease in revenues earned by Baltic Trading's vessels of $16.2 million due to lower spot market rates achieved.

The average TCE rate of our fleet decreased 45.0% to $9,706 a day during 2012 from $17,644 during 2011. The decrease in TCE rates resulted from lower charter rates achieved during 2012 versus 2011 for substantially all of the vessels in our fleet.

During 2012, the Baltic Dry Index, or BDI (a drybulk index) reached a low of 647 on February 3, 2012 and rebounded to yearly high of 1,165 on May 8, 2012. At December 31, 2011, the index was 1,738. In 2013, the index started off at 698 on January 2, 2013 and has since increased to 746 as of February 11, 2013.

The BDI displayed considerable weakness in the beginning of 2012 due to reduced iron ore cargoes recorded through the celebration of the Chinese New Year, as well as a high level of newbuilding vessel deliveries for the first two months of the year. While, the BDI showed a relative rebound from February through May of 2012, adverse market conditions primarily driven by high iron ore inventories and negative sentiment in regards to the growth pace of world economies, maintained the index at relatively low values through September of 2012. A relative rebound was experienced over the next two months with the BDI trading in the 1,000 point range. The year to date in 2013 has exhibited seasonal issues like those of the corresponding period in 2012, with seasonal factors contributing to the most recent downturn in rates, including: order timing issues for iron ore cargoes related to the celebration of the Chinese New Year; increased deliveries of newbuilding vessels for the month of January as compared to the previous three months; and short-term weather-related issues in Brazil and Australia, temporarily reducing iron ore output. Given the fact that approximately 85% of our vessels are chartered at spot market-related rates, including pool agreements, we expect that the recent downturn in rates will adversely impact our first quarter 2013 revenues and results of operation.

For 2012 and 2011, we had ownership days of 22,692.0 days and 21,897.5 days, respectively. The increase in ownership days is primarily a result of the delivery of four vessels during the year ended December 31, 2011. Our fleet utilization remained stable during both periods at 99.2%.

Please see pages 7–11 for table that sets forth information about the current employment of the vessels currently in our fleet as of February 27, 2012.

Service Revenues

Service revenues consist of revenues earned from providing technical services to MEP pursuant to the agency agreement between us and MEP. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day. During the years ended December 31, 2012 and 2011, total service revenue was $3.3 million during both periods.

Voyage Expenses

In time charters, spot market-related time charters and pool agreements, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions, which are typically borne by us. Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner. At the inception of a time charter, we record the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. Additionally, voyage expenses include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

For 2012 and 2011, voyage expenses were $7,009 and $4,457, respectively. The increase is primarily due to $1.6 million of bunkers consumed during short-term time charters during 2012 for our vessels other than Baltic Trading's. Included in the $2.6 million increase in voyage expenses during 2012 as compared to 2011 is a $1.1 million increase in voyage expenses for Baltic Trading's vessels.

Vessel Operating Expenses

Vessel operating expenses increased by $8.8 million from $105.5 million to $114.3 million primarily due to the operation of a larger fleet, including the four vessels delivered during the year ended December 31, 2011. The increase was also related to higher maintenance and crew related expenses, as well as the timing of the purchase of spare parts for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The $8.8 million increase includes a $0.7 million increase related to Baltic Trading's vessels.

Average daily vessel operating expenses for our fleet increased by $219 per day from $4,819 during 2011 as compared to $5,038 in 2012. The increase in daily vessel operating expenses was mainly due to higher maintenance and crew related expenses, as well as the timing of the purchase of spares parts during the year ended December 31, 2012. These increases were partially offset by a decrease in lube and insurance related expenses. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crewing, lubes, and insurance, may also cause these expenses to increase.

Based on our management's estimates and budgets provided by our technical manager, we expect our vessels, excluding Baltic Trading vessels, to have average daily vessel operating expenses during 2013 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,000
Panamax	5,300
Supramax	5,200
Handymax	5,000
Handysize	4,900

Based on these average daily budgeted amounts by vessel type, we expect our fleet, excluding Baltic Trading vessels, to have average daily vessel operating expenses of $5,250 during 2013. The increase in the 2013 budget as compared to the 2012 budget is primarily due to increases in crew and insurance expenses.

Based on our management's estimates and budgets provided by our technical manager, we expect Baltic Trading's vessels to have average daily vessel operating expenses during 2013 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,000
Supramax	5,500
Handysize	4,900

Based on these average daily budgeted amounts by vessel type, we expect Baltic Trading vessels to have average daily vessel operating expenses of $5,400 during 2013. The increase in the 2013 budget as compared to the 2012 budget is primarily due to increases in crew and insurance expenses.

General, Administrative and Management Fees

We incur general and administrative expenses, which relate to our onshore non-vessel-related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, rent, legal, auditing and other professional expenses. With respect to the restricted shares issued as incentive compensation to our Chairman, our employees and our directors under our 2005 Equity Incentive Plan and 2012 Equity Incentive Plan, refer to Note 21—Nonvested Stock Awards in our consolidated financial statements. Additionally, we incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies.

General, administrative and management fees increased by $1.7 million during 2012 as compared to 2011. The increase in general and administrative fees was primarily due to an increase in office and compensation related expenses. There were also slightly higher management fees during 2012 related to a full year of operation of a larger fleet, including the delivery of four vessels during 2011. During 2013, the management fees per vessel are expected to be the same as during 2012, or approximately $0.13 million per vessel.

Depreciation and Amortization

We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years. Furthermore, we estimate the residual values of our vessels to be based upon the estimated scrap value of the vessels. Effective January 1, 2011, we increased the estimated scrap value of the vessels from $175/lwt to $245/lwt prospectively based on the 15-year average scrap value of steel.

Depreciation and amortization charges increased by $2.9 million during 2012 as compared to 2011 due to the operation of a larger fleet, including the four vessels delivered during 2011.

Other Operating Income

For the years ended December 31, 2012 and 2011, other operating income was $0.3 million and $0.5 million, respectively. The decrease is due to a $0.2 million decrease in the payment received from Samsun as part of the cash settlement related to the rehabilitation plan approved by the South Korean courts during 2010. Refer to Note 19—Commitments and Contingencies in our consolidated financial statements for further information regarding the settlement payments.

Net Interest Expense

Net interest expense increased by $1.1 million during 2012 as compared with 2011. Net interest expense during the years ended December 31, 2012 and 2011 consisted of interest expense under our 2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and Baltic Trading's $150 million senior secured revolving credit facility as well as interest expense related to the 2010 Notes. Additionally, interest income, unused commitment fees associated with the aforementioned credit facilities as well as the amortization of deferred financing costs related to the aforementioned credit facilities are included in net interest expense during 2012 and 2011.

The increase in net interest expense for the year ended December 31, 2012 versus the year ended December 31, 2011 was primarily a result of the facility fee for the 2007 Credit Facility of 2.0% per annum on the average daily outstanding principal loan amount which was effective December 21, 2011 as per an amendment to the 2007 Credit Facility as well as an increase in the applicable margin for the 2007 Credit Facility which was increased from 2.0% to 3.0% effective August 1, 2012 pursuant to an amendment to the 2007 Credit Facility. These increases were partially offset by the impact of the expiration of interest rate swap agreements during the fourth quarter of 2011 and the first quarter of 2012 and the prepayment of $99.9 million of outstanding debt during August 2012. Refer to Note 9—Long-Term Debt in our consolidated financial statements for more information regarding the facility fee, increase in the applicable margin and the prepayment of outstanding debt. The facility fee of 2.0% was reduced to 1.0% on February 28, 2012 upon the completion of an equity offering of 7,500,000 shares. The increase in net interest expense was also due to interest expense incurred on additional borrowings under the $100 Million Term Loan Facility as a result of the acquisition of three vessels under the facility during the year ended December 31, 2011 as well as an increase in the amortization of deferred financing costs related to amendments to the credit facilities entered into during December 2011 and August 2012.

Income Tax Expense

For the year ended December 31, 2012, income tax expense was $1.2 million as compared to $1.4 million during the year ended December 31, 2011. This income tax expense consists primarily of federal, state and local income taxes on net income earned by Genco Management (USA) Limited ("Genco (USA)"), one of our wholly-owned subsidiaries. Pursuant to certain agreements, we technically and commercially manage vessels for Baltic Trading, as well as provide technical management of vessels for MEP in exchange for specified fees for these services provided. These services are provided by Genco (USA), which has elected to be taxed as a corporation for United States federal income tax purposes. As such, Genco (USA) is subject to United States federal income tax on its worldwide net income, including the net income derived from providing these services. Refer to the "Income taxes" section of Note 2—Summary of Significant Accounting Policies included in our consolidated financial statements for further information. The decrease in income tax expense during 2012 as compared to 2011 is primarily due to lower commercial service revenue due to Genco (USA) from Baltic Trading pursuant to the Management Agreement as a result of lower charter rates achieved by Baltic Trading's fleet.

Net Loss Attributable to Noncontrolling Interest

For the years ended December 31, 2012 and 2011, net loss attributable to noncontrolling interest was $12.8 million and $0.3 million, respectively. These amounts represent the net loss attributable to the noncontrolling interest of Baltic Trading.

Year ended December 31, 2011 compared to the year ended December 31, 2010

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2011 and 2010 on a consolidated basis, which includes the operations of Baltic Trading.

	For the Years Ended December 31,		Increase	
	2011	2010	(Decrease)	% Change
Fleet Data:				
Ownership days[1]				
Capesize	4,015.0	3,595.3	419.7	11.7 %
Panamax	2,920.0	2,920.0	—	—
Supramax	7,577.6	4,002.6	3,575.0	89.3 %
Handymax	2,190.0	2,190.0	—	—
Handysize	5,194.9	3,569.7	1,625.2	45.5 %
Total	21,897.5	16,277.6	5,619.9	34.5 %
Available days[2]				
Capesize	3,984.9	3,554.9	430.0	12.1 %
Panamax	2,901.7	2,920.0	(18.3)	(0.6)%
Supramax	7,575.7	3,968.2	3,607.5	90.9 %
Handymax	2,140.3	2,174.1	(33.8)	(1.6)%
Handysize	5,188.4	3,538.0	1,650.4	46.6 %
Total	21,791.0	16,155.2	5,635.8	34.9 %
Operating days[3]				
Capesize	3,983.6	3,551.4	432.2	12.2 %
Panamax	2,880.2	2,881.3	(1.1)	0.0 %
Supramax	7,500.2	3,931.3	3,568.9	90.8 %
Handymax	2,119.5	2,122.1	(2.6)	(0.1)%
Handysize	5,143.8	3,527.6	1,616.2	45.8 %
Total	21,627.3	16,013.7	5,613.6	35.1 %
Fleet utilization[4]				
Capesize	100.0 %	99.9 %	0.1 %	0.1 %
Panamax	99.3 %	98.7 %	0.6 %	0.6 %
Supramax	99.0 %	99.1 %	(0.1)%	(0.1)%
Handymax	99.0 %	97.6 %	1.4 %	1.4 %
Handysize	99.1 %	99.7 %	(0.6)%	(0.6)%
Fleet average	99.2 %	99.1 %	0.1 %	0.1 %

(U.S. dollars)	For the Years Ended December 31, 2011	2010	Increase (Decrease)	% Change
Average Daily Results:				
Time Charter Equivalent[5]				
Capesize	$28,945	$41,658	$(12,713)	(30.5)%
Panamax	21,293	30,934	(9,641)	(31.2)%
Supramax	15,312	20,609	(5,297)	(25.7)%
Handymax	15,676	27,618	(11,942)	(43.2)%
Handysize	11,139	17,727	(6,588)	(37.2)%
Fleet average	17,644	27,419	(9,775)	(35.7)%
Daily vessel operating expenses[6]				
Capesize	$ 5,477	$ 5,516	$ (39)	(0.7)%
Panamax	4,910	5,067	(157)	(3.1)%
Supramax	4,626	4,513	113	2.5%
Handymax	4,968	4,997	(29)	(0.6)%
Handysize	4,475	4,297	178	4.1%
Fleet average	4,819	4,852	(33)	(0.7)%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the Years Ended December 31, 2011	2010
Voyage revenues (in thousands)	$ 388,929	$ 447,438
Voyage expenses (in thousands)	4,457	4,467
	384,472	442,971
Total available days	21,791.0	16,155.2
Total TCE rate	$ 17,644	$ 27,419

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following compares the components of our operating income and net income for the years ended December 31, 2011 and 2010 and certain balance sheet data as of December 31, 2011 and 2010.

(U.S. dollars in thousands except for per share amounts)	For the Years Ended December 31, 2011	2010	Increase (Decrease)	% Change
Income Statement Data:				
Revenues:				
Voyage revenue	$ 388,929	$ 447,438	$ (58,509)	(13.1)%
Service revenue	3,285	1,249	2,036	163.0%
Revenues	392,214	448,687	(56,473)	(12.6)%
Operating Expenses:				
Voyage expenses	4,457	4,467	(10)	(0.2)%
Vessel operating expenses	105,514	78,976	26,538	33.6%
General, administrative and management fees	33,928	29,081	4,847	16.7%
Depreciation and amortization	136,203	115,663	20,540	17.8%
Other operating income	(527)	(791)	264	(33.4)%
Total operating expenses	279,575	227,396	52,179	22.9%
Operating income	112,639	221,291	(108,652)	(49.1)%
Other expense	(86,186)	(72,042)	(14,144)	19.6%
Income before income taxes	26,453	149,249	(122,796)	(82.3)%
Income tax expense	(1,385)	(1,840)	455	(24.7)%
Net income	$ 25,068	$ 147,409	(122,341)	(83.0)%
Less: Net (loss) income attributable to noncontrolling interest	(318)	6,166	(6,484)	(105.2)%
Net income attributable to Genco Shipping & Trading Limited	$ 25,386	$ 141,243	(115,857)	(82.0)%
Net income per share—Basic	$ 0.72	$ 4.28	$ (3.56)	(83.2)%
Net income per share—Diluted	$ 0.72	$ 4.07	$ (3.35)	(82.3)%
Dividends declared per share	$ —	$ —	$ —	—
Weighted average common shares outstanding—Basic	35,179,244	32,987,449	2,191,795	6.6%
Weighted average common shares outstanding—Diluted	35,258,205	35,891,373	(633,168)	(1.8)%
Balance Sheet Data:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	$ 227,968	$ 270,877	(42,909)	(15.8)%
Total assets	3,119,277	3,182,708	(63,431)	(2.0)%
Total debt (current and long-term, including notes payable)	1,694,393	1,746,248	(51,855)	(3.0)%
Total shareholders' equity	1,361,618	1,348,153	13,465	1.0%
Other Data:				
(U.S. dollars in thousands)				
Net cash provided by operating activities	$ 158,183	$ 262,680	$ (104,497)	(39.8)%
Net cash used in investing activities	(133,367)	(870,230)	736,863	(84.7)%
Net cash (used in) provided by financing activities	(67,725)	690,160	(757,885)	(109.8)%
EBITDA[1]	$ 249,080	$ 330,711	$ (81,631)	(24.7)%

(1) EBITDA represents net (loss) income attributable to Genco Shipping & Trading plus net interest expense, taxes and depreciation and amortization. Refer to page 9 where the use of EBITDA is discussed and for a table demonstrating our calculation of EBITDA that provides a reconciliation of EBITDA to net (loss) income attributable to Genco Shipping & Trading for each of the periods presented above.

Results of Operations

Voyage Revenues
During 2011, voyage revenues decreased by $58.5 million, or 13.1%, as compared to 2010. The decrease in revenue was primarily a result of lower charter rates achieved by the majority of our vessels partially offset by the increase in the size of our fleet and an increase in revenues earned by Baltic Trading's vessels of $10.9 million.

The average TCE rate of our fleet decreased 35.7% to $17,644 a day during 2011 from $27,419 during 2010. The decrease in TCE rates resulted from lower charter rates achieved during 2011 versus 2010 for the majority of the vessels in our fleet.

During 2011, the Baltic Dry Index, or BDI (a drybulk index) went from a low of 1,043 on February 4, 2011 to a high of 2,173 on October 14, 2011. At December 31, 2010, the index was 1,773. In 2012, the index started off at 1,624 on January 3, 2012 and decreased to a low of 660 as of February 7, 2012.

The BDI displayed considerable weakness in the beginning of 2011 due to reduced iron ore cargoes recorded through the celebration of the Chinese New Year, as well as a high level of newbuilding vessel deliveries for January, while continuous pressure was evident through August 2011, primarily due to severe weather in Brazil and Australia affecting cargo availability. A significant rebound was experienced in the remainder of the year with the BDI doubling in value during October 2011. The year 2012 began with seasonal factors contributing to a downturn in rates, including: order timing issues for iron ore cargoes related to the celebration of the Chinese New Year; increased deliveries of newbuilding vessels for the month of January as compared to the previous three months; and short-term weather-related issues in Brazil, temporarily reducing iron ore output.

For 2011 and 2010, we had ownership days of 21,897.5 days and 16,277.6 days, respectively. The increase in ownership days is a result of the delivery of 14 vessels during the third quarter of 2010 and four vessels during the year ended December 31, 2011, as well as a full year of ownership for Baltic Trading's fleet of nine vessels, which were acquired during 2010. Our fleet utilization remained consistent during both periods at 99.2% during 2011 as compared to 99.1% during 2010.

Service Revenues
Service revenues consist of revenues earned from providing technical services to MEP pursuant to the agency agreement between us and MEP. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day. During the years ended December 31, 2011 and 2010, total service revenue was $3.3 million and $1.2 million, respectively. The increase is due to a full year of operation of MEP's fleet during the year ended December 31, 2011.

Voyage Expenses
For 2011 and 2010, voyage expenses remained relatively stable at $4.5 million during both periods. Although voyage expenses remained stable, there was a decrease in broker commissions due to lower charter rates achieved by the majority of our vessels in our fleet. This decrease was offset by a decrease in net gains related to bunker fuel for vessels coming off of time charters.

Vessel Operating Expenses
Vessel operating expenses increased by $26.5 million from $79.0 million to $105.5 million primarily due to the operation of a larger fleet. This was primarily a result of the full year of operation of the 14 vessels which were delivered during the third quarter of 2010 as well as the operation of four vessels delivered during the year ended December 31, 2011. Additionally, the increase was due to a full year of operation of Baltic Trading's fleet of 9 vessels that were acquired during 2010, which accounted for $7.8 million of additional vessel operating expenses during 2011 as compared to the prior year. The increase was also related to higher crew expenses, partially offset by lower insurance and lube expenses during 2011 as compared to 2010.

Average daily vessel operating expenses for our fleet decreased by $33 per day from $4,852 during 2010 as compared to $4,819 in 2011. The decrease in daily vessel operating expenses was due to a decrease in lube and insurance related expenses. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General, Administrative and Management Fees
General, administrative and management fees increased by $4.8 million during 2011 as compared to 2010. The increase in general and administrative fees was primarily due to rent expense associated with the lease for the new office space which began effective June 1, 2011 as well as an increase in employee stock based compensation. This increase was also due to the increase in expenses associated with the operation of Baltic Trading, which resulted in $0.5 million of additional expenses. Refer to Note 19—Commitments and Contingencies in our consolidated financial statements for further information regarding this lease agreement. Additionally, management fees increased $2.0 million during 2011 as compared to 2010 due to the operation of a larger fleet.

Depreciation and Amortization
Depreciation and amortization charges increased by $20.5 million during 2011 as compared to 2010 due to the operation of a larger fleet, including the 14 vessels delivered during the third

quarter of 2010 and four vessels delivered during 2011 as well as the nine Baltic Trading vessels delivered during the year ended December 31, 2010, which accounted for $7.3 million of the increase. Depreciation and amortization charges in 2011 reflected a decrease in depreciation expense of $2.5 million due to the change in estimated salvage value from $175 per lightweight ton to $245 per lightweight ton. Refer to Note 2—Summary of Significant Accounting Policies in our consolidated financial statements for further information regarding this change.

Other Operating Income
For the years ended December 31, 2011 and 2010, other operating income was $0.5 million and $0.8 million, respectively. The decrease is due to $0.2 million of other operating income recorded during 2010 which represents the payment received from the seller of the Baltic Cougar as a result of the late delivery of the vessel to Baltic Trading. There was no similar other operating income received during 2011.

Net Interest Expense
Net interest expense increased by $14.1 million during 2011 as compared with 2010. Net interest expense during the years ended December 31, 2011 and 2010 consisted of interest expense under our 2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and Baltic Trading's $150 million senior secured revolving credit facility as well as interest expense related to the 2010 Notes. Additionally, interest income, unused commitment fees associated with the aforementioned credit facilities as well as the amortization of deferred financing costs related to the aforementioned credit facilities are included in net interest expense during 2011 and 2010. The increase in net interest expense for the year ended December 31, 2011 versus the year ended December 31, 2010 was primarily a result of interest expense incurred on increased borrowings.

Income Tax Expense
For the year ended December 31, 2011, income tax expense was $1.4 million as compared to $1.8 million during the year ended December 31, 2010. This income tax expense consists primarily of federal, state and local income taxes on net income earned by Genco Management (USA) Limited ("Genco (USA)"), one of our wholly-owned subsidiaries. Pursuant to certain agreements, we technically and commercially manage vessels for Baltic Trading, as well as provide technical management of vessels for MEP in exchange for specified fees for these services provided. These services are provided by Genco (USA), which has elected to be taxed as a corporation for United States federal income tax purposes. As such, Genco (USA) is subject to United States federal income tax on its worldwide net income, including the net income derived from providing these services. Refer to the "Income taxes" section of Note 2—Summary of Significant Accounting Policies included in our consolidated financial statements for further information.

The decrease in income tax expense during 2011 as compared to 2010 is a result of additional income earned by Genco (USA) during 2010. This was due to the 1% purchase fee due to Genco (USA) from Baltic Trading pursuant to the Management Agreement related to the delivery of nine vessels during the year ended December 31, 2010. There were no similar transactions during the year ended December 31, 2011. Income tax expense reflected an increase in service revenue earned during 2011 as compared to 2010 due to a full year of technical management fees earned for MEP and Baltic Trading vessels during 2011.

Net (Loss) Income Attributable to Noncontrolling Interest
For the years ended December 31, 2011 and 2010, net (loss) income attributable to noncontrolling interest was ($0.3) million and $6.2 million, respectively. These amounts represent the net (loss) income attributable to the noncontrolling interest of Baltic Trading, which completed its IPO on March 15, 2010.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity offerings, convertible notes and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures, the repayment of bank debt and the associated interest expense and the payment of dividends. We may consider debt and equity financing alternatives from time to time. However, if market conditions are negative, we may be unable to raise additional equity capital or debt financing on acceptable terms or at all. As a result, we may be unable to pursue acquisition opportunities to expand our business. We anticipate that cash on hand and any internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements, for the next twelve months.

However, given the current drybulk rate environment, we anticipate that we may be unable to make required payments under our credit facilities commencing March 31, 2014. Moreover, if the current prolonged weakness in drybulk shipping rates does not abate, we may not be in compliance with the maximum leverage ratio and minimum permitted consolidated interest ratio covenants under our credit facilities once current waivers expire after December 31, 2013. Under the terms of the August 2012 amendments to our 2007 Credit Facility, our $253 Million Term Loan Facility, and our $100 Million Term Loan Facility, our next scheduled amortization payments are due in the first quarter of 2014 in the aggregate principal amount of $55.2 million. At the same time, under our credit facilities, we must maintain a minimum cash balance of $39.8 million as measured at each quarter-end, excluding amounts held by Baltic Trading Limited. Given our current cash reserves and current drybulk shipping rates, we believe we may be unable to meet our scheduled amortization payments as early as March 31, 2014. We also believe we may not be in compliance with our minimum cash covenants at or after

March 31, 2014, or earlier in the event of sustained weakness in the drybulk shipping sector. We may therefore require capital to fund ongoing operations, acquisitions and debt service. We may seek further waivers or modifications to our credit agreements, which may be unavailable or subject to conditions. We may also seek to refinance our indebtedness or raise additional capital through equity or debt offerings or selling assets (including vessels). We cannot be certain that we will accomplish any such actions.

Currently, our wholly-owned subsidiary Genco Investments LLC owns 5,699,088 shares of Baltic Trading's Class B Stock, which represents a 24.78% ownership interest in Baltic Trading and 83.17% of the aggregate voting power of Baltic Trading's outstanding shares of voting stock. On April 16, 2010, Baltic Trading entered into a $100 million senior secured revolving credit facility with Nordea Bank Finland plc, acting through its New York branch (the "2010 Baltic Trading Credit Facility"). The 2010 Baltic Trading Credit Facility was subsequently amended effective November 30, 2010 which increased the borrowing capacity from $100 million to $150 million. The amended 2010 Baltic Trading Credit Facility matures on November 30, 2016. Refer to Note 9—Long-Term Debt of our consolidated financial statements for a description of this facility as well as a description of the amendment entered into effective November 30, 2010. To remain in compliance with a net worth covenant in the 2010 Baltic Trading Credit Facility, Baltic Trading would need to maintain a net worth of $232.8 million after the payment of any dividends. We do not believe these restrictions have a significant impact on our liquidity.

We entered into two secured term loan facilities during August 2010 in order to fund future vessel acquisitions. On August 12, 2010, we entered into a $100 million secured term loan facility (the "$100 Million Term Loan Facility") to fund or refund to us a portion of the purchase price of the acquisition of five vessels from companies within the Metrostar group of companies. Additionally, on August 20, 2010, we entered into a $253 million senior secured term loan facility (the "$253 Million Term Loan Facility") to fund a portion of the purchase price of the acquisition of 13 vessels from Bourbon. Refer to Note 9—Long-Term Debt in our consolidated financial statements for further information regarding these loan facilities.

On February 28, 2012, we completed an equity offering of 7,500,000 shares of common stock at a purchase price of $7.10 per share. The Company received net proceeds of $49.9 million after deducting underwriters' fees and expenses.

On July 21, 2010, in two concurrent public offerings, we sold $125 million aggregate principal amount of the 2010 Notes and 3,593,750 shares of common stock at a purchase price of $15.28 per share, which reflected a price to the public of $16.00 per share less underwriting discounts and commissions of $0.72 per share. Such amounts reflected the exercise in full of the underwriters' overallotment options. Refer to Note 10—Convertible Senior Notes of our consolidated financial statements for a summary of the convertible notes payable.

The 2007 Credit Facility, the $253 Million Term Loan Facility, and the $100 Million Term Loan Facility each include a maximum leverage ratio covenant limiting the ratio of our net debt to EBITDA to a maximum of 5.5 to 1. We calculate the leverage ratio under our 2007 Credit Facility, $253 Million Term Loan Facility, and $100 Million Term Loan Facility by dividing our Average Consolidated Net Indebtedness by our Consolidated EBITDA as defined under these facilities. There is no leverage ratio covenant under the Baltic Trading 2010 Credit Facility. Average Consolidated Net Indebtedness is the monthly average of our indebtedness as defined under the facilities, which at December 31, 2012 consisted of long-term debt, the 2010 Notes, cash and cash equivalents (excluding restricted cash) and the letter of credit issued related to leases. On December 21, 2011, we entered agreements which waived the existing maximum leverage ratio covenant, as well as the consolidated interest ratio, for the three aforementioned credit facilities for a period beginning on October 1, 2011 and ending on (and including) March 31, 2013. On August 1, 2012, we entered into agreements which extended these waivers through December 31, 2013 (the "August 2012 Agreements"). Refer to Note 9—Long-Term Debt in our consolidated financial statements for further information regarding the terms and fees associated with these agreements. The August 2012 Agreements required us to utilize $99.9 million of cash to repay outstanding debt under these facilities and beginning with September 30, 2012, we have implemented a quarterly cash sweep whereby excess cash over $100.0 million will be used to repay debt under the under the 2007 Credit Facility, The debt repayment of $99.9 million and the future cash sweep may limit the amount of available cash for future growth and other working capital needs of the Company.

Pursuant to the current terms of the 2007 Credit Facility, the existing collateral maintenance financial covenant is waived. This covenant required us to maintain pledged vessels with a value equal to at least 130% of our current borrowings, and accelerated the reductions of the total facility which began on March 31, 2009. Please read the description of the 2007 Credit Facility in Note 9 Long-Term Debt of our consolidated financial statements for further details. The collateral maintenance covenant is waived until we can represent that we are in compliance with all of our financial covenants. Under the collateral maintenance covenants of our $253 Million Term Loan Facility, our $100 Million Term Loan Facility, and the 2010 Baltic Trading Credit Facility, the aggregate valuations of our vessels pledged under each facility must at least be a certain percentage of loans outstanding (or, in the case of the Baltic Trading Credit Facility, the total amount we may borrow), which percentages are 135%, 130%, and 140%, respectively.

Under our $253 Million Term Loan Facility, the amount payable upon early termination of any interest rate swaps under the facility is added to outstanding loans for purposes of this covenant. If our valuations fall below the applicable percentage, we must provide additional acceptable collateral, repay a portion of our borrowings, or (in the case of the 2010 Baltic Trading Credit Facility) permanently reduce the amount we may borrow under the facility to the extent required to restore our compliance with the applicable covenant. The Company estimates that it would not have been in compliance with the collateral maintenance covenant if the valuation of its collateral under the $100 Million Term Loan Facility as of February 17, 2013 were to decline approximately 2.5%. Additionally, the Company estimates that it would not have been in compliance with the collateral maintenance covenant if the valuation of its collateral under the $253 Million Term Loan Facility as of December 31, 2012 were to decline approximately 5%. If it is likely that we would not be in compliance with this covenant under these two facilities, we expect to pay down sufficient outstanding debt on the facility to meet the covenant requirement utilizing cash and cash equivalents on hand.

Dividend Policy

Historically, our dividend policy, which commenced in November 2005, has been to declare quarterly distributions to shareholders by each February, May, August and November, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our Board of Directors determines we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. In the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Under the current terms of the 2007 Credit Facility, we are required to suspend the payment of cash dividends until we can represent that we are in a position to satisfy the collateral maintenance covenant. Refer to Note 9—Long-Term Debt in our consolidated financial statements for further information regarding the 2009 Amendment. As such, a dividend has not been declared during 2009, 2010, 2011 or 2012.

As a result of the 2009 Amendment to the 2007 Credit Facility, we have suspended the payment of cash dividends effective for the fourth quarter of 2008, and payment of cash dividends will remain suspended until we can meet the collateral maintenance covenant contained in the 2007 Credit Facility. In addition, under the terms of the August 2012 Agreements, we are prohibited from paying dividends through December 31, 2013.

The declaration and payment of any dividend is subject to the discretion of our Board of Directors and our compliance with the collateral maintenance covenant, which is currently waived. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our Board of Directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income." For 2012, the maximum Federal income tax rate on qualified dividends paid to non-corporate shareholders was 15%. For taxable years beginning after December 31, 2012, the maximum federal income tax rate on qualified dividends paid to non-corporate shareholders is 20%, and all or a portion of dividend income received by shareholders whose modified adjusted gross income exceeds certain thresholds ($250,000 for married taxpayers filing jointly and $200,000 for single taxpayers) may be subject to a 3.8% surtax. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Share Repurchase Program

On February 13, 2008, our Board of Directors approved our share repurchase program for up to a total of $50.0 million of our common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program were determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time in our discretion and without notice. Repurchases under the program are subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, we entered into the 2009 Amendment, which amended the 2007 Credit Facility to require us to suspend all share repurchases until we can represent that we are in a position to again satisfy the collateral maintenance covenant. Refer to Note 9—Long-Term Debt in our consolidated financial statements for further information regarding the 2009 Amendment. Pursuant to the 2009 Amendment, there were no share repurchases made during the twelve months ended December 31, 2012, 2011 and 2010. In addition, under the terms of the August 2012 Agreements, we are prohibited from making share repurchases through December 31, 2013.

Since the inception of the share repurchase program through December 31, 2012, we have repurchased and retired 278,300 shares of our common stock for $11.5 million (average per share purchase price of $41.32) using funding from cash generated from operations pursuant to its share repurchase program. An additional 3,130 shares of common stock were repurchased from employees for $0.04 million during 2008 pursuant to our Equity Incentive Plan rather than the share repurchase program. No share repurchases were made during the years ended December 31, 2012, 2011 and 2010, and the maximum dollar amount that may yet be purchased under our share repurchase program is $38,499,962.

Cash Flow

Net cash used in operating activities for the year ended December 31, 2012 was $18.8 million versus $158.2 million of net cash provided by operating activities for the year ended December 31, 2011. The decrease in cash provided by operating activities was primarily due to a net loss of $157.8 million for the year ended December 31, 2012 compared to net income of $25.1 million for the year ended December 31, 2011, which resulted from lower charter rates achieved in 2012 versus 2011 for the majority of the vessels in our fleet.

Net cash used in investing activities for the year ended December 31, 2012 and 2011 was $3.7 million and $133.4 million, respectively. The decrease was primarily due to fewer funds used for purchases of vessels during 2012 compared to 2011. For the year ended December 31, 2012, cash used in investing activities primarily related to the purchase of fixed assets in the amount of $2.1 million and vessel related equipment totaling $1.2 million. For the year ended December 31, 2011, cash used in investing activities predominantly related to purchases of vessels in the amount of $130.3 million.

Net cash used in financing activities was $132.9 million during the year ended December 31, 2012 as compared to $67.7 million during the year ended December 31, 2011. The increase in cash used in financing activities was primarily a result of additional repayments of outstanding debt during 2012 as compared to 2011 including prepaying an aggregate of $99.9 million under agreements to amend our three credit facilities, and drawdowns on the $100 Million Term Loan Facility and the $253 Million Term Loan Facility during 2011 offset by the net proceeds provided by our follow-on offering in February 2012. Cash used in financing activities for the year ended December 31, 2012 consisted of $118.6 million repayment of debt under the 2007 Credit Facility, $40.6 million repayment of debt under the $253 Million Term Loan Facility, $15.4 million repayment of debt under the $100 Million Term Loan Facility, $49.9 million of net proceeds provided by our follow-on offering in February 2012, $4.1 million of deferred financing costs and the $4.1 million dividend payment of our subsidiary, Baltic Trading, to its outside shareholders. Cash used in financing activities for the year ended December 31, 2011 mainly consisted of the following: $102.5 million repayment of debt under the 2007 Credit Facility, $26.9 million repayment of debt under the $253 Million Term Loan Facility, $8.0 million repayment of debt under the $100 Million Term Loan Facility, $4.1 million of deferred financing costs and the $7.6 million dividend payment of our subsidiary, Baltic Trading, to its outside shareholders. Those uses were partially offset by $21.5 million of proceeds from the $253 Million Term Loan Facility related to the Bourbon vessels acquired and $60.0 million of proceeds from the $100 Million Term Loan Facility related to the Metrostar vessels acquired.

Credit Facilities

Refer to Note 9—Long-Term Debt of our consolidated financial statements for a summary of our outstanding credit facilities and a description of the underlying financial and non-financial covenants.

As of December 31, 2012, we believe we are in compliance with all of the financial covenants under our 2007 Credit Facility, as amended; $100 Million Term Loan Facility, as amended; $253 Million Term Loan Facility, as amended and the 2010 Baltic Trading Credit Facility.

Convertible Notes Payable

Refer to Note 10—Convertible Senior Notes of our consolidated financial statements for a summary of the convertible notes payable.

Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements

At December 31, 2012 and 2011, we had five and eight interest rate swap agreements with DnB NOR Bank, respectively, to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $356.2 million and $606.2 million, respectively, and the swaps have specified rates and durations.

Refer to the table in Note 11—Interest Rate Swap Agreements of our consolidated financial statements, which summarizes the interest rate swaps in place as of December 31, 2012 and 2011.

We have considered the creditworthiness of both ourselves and the counterparty in determining the fair value of the interest rate derivatives, and such consideration resulted in an immaterial adjustment to the fair value of derivatives on the balance sheet. Valuations prior to any adjustments for credit risk are validated by comparison with counterparty valuations. Amounts are not and should not be identical due to the different modeling assumptions. Any material differences are investigated.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2012 and 2011.

Interest Rates

The effective interest rate associated with the interest expense for our various debt facilities (2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility), including the rate differential between the pay fixed receive variable rate on the interest rate swap agreements that were in effect, combined, and the cost associated with unused commitment fees was 4.68% and 4.42% during 2012 and 2011, respectively. The interest rate on the debt, excluding impact of swaps and the unused commitment fees, ranged from 3.21% to 4.63% and from 2.19% to 3.52% for 2012 and 2011, respectively. The effective interest rate associated with the liability component of the 2010 Notes was 10.0% during both 2012 and 2011.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012. The table incorporates the employment agreement entered into in September 2007 with our Chief Financial Officer, John Wobensmith. The interest and borrowing fees reflect the 2007 Credit Facility, the 2010 Baltic Trading Credit Facility, the $100 Million Term Loan Facility, the $253 Million Term Loan Facility and the 2010 Notes utilizing the coupon rate of 5% which were issued on July 27, 2010 and the interest rate swap agreements as discussed above under "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements." On August 1, 2012, we entered into the August 2012 Agreements which amended or waived certain provisions of the 2007 Credit Facility, the $100 Million Term Loan Facility and the $253 Million Term Loan Facility. Refer to Note 9—Long-Term Debt in our consolidated financial statements for further information regarding the fees and debt prepayments required as part of the agreements. We have included these amounts in the credit agreement payments and interest and borrowing fees below. The following table also incorporates the future lease payments associated with our two lease agreements. Refer to Note 19—Commitments and Contingencies in our consolidated financial statements for further information regarding the terms of our two lease agreements.

(U.S. dollars in thousands)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Credit Agreements	$1,413,439	$ —	$582,988	$830,451	$ —
2010 Notes	125,000	—	125,000	—	—
Interest and borrowing fees[1]	244,252	73,996	114,664	55,581	11
Executive employment agreement	373	373	—	—	—
Office leases	26,264	1,500	3,055	3,231	18,478
Totals	$1,809,328	$75,869	$825,707	$889,263	$18,489

(1) Includes the 1.25% fee payable to lenders under the 2007 Credit Facility due upon the maturity of the facility.

Interest expense has been estimated using the fixed hedge rate for the effective period and notional amount of the debt which is effectively hedged and 0.25% for the portion of the debt that has no designated swap against it, plus the applicable bank margin of 3.00% for the 2007 Credit Facility, $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility. We are obligated to pay certain commitment fees in connection with all of our credit facilities, which have been reflected within interest and borrowing fees. These commitment fees include the facility fee for the 2007 Credit Facility which represents 1.0% per annum on the average daily outstanding principal amount of the outstanding loans under the facility.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Excluding Baltic Trading's vessels, our fleet currently consists of nine Capesize drybulk carriers, eight Panamax drybulk carriers, 17 Supramax drybulk carriers, six Handymax drybulk carriers and 13 Handysize drybulk carriers. Baltic Trading's fleet currently consists of two Capesize drybulk carriers, four Supramax drybulk carriers and three Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet, excluding Baltic Trading's vessels, through 2014 to be:

Genco Shipping & Trading Limited

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars in millions)		
2013	$ 6.9	180
2014	$12.0	320

The costs reflected are estimates based on drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

We estimate that each drydock will result in 20 days of off-hire. Actual length will vary based on the condition of the vessel, yard schedules and other factors.

During 2012, we incurred a total of $10.2 million of drydocking costs.

During 2011, we incurred a total of $4.0 million of drydocking costs.

We estimate that 9 of our vessels will be drydocked during 2013 and an additional 16 vessels in 2014.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our Baltic Trading's fleet through 2014 to be:

Baltic Trading Limited

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars in millions)		
2013	$ —	—
2014	3.6	100

The costs reflected are estimates based on drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

We estimate that each drydock will result in 20 days of off-hire. Actual length will vary based on the condition of the vessel, yard schedules and other factors.

During 2012 and 2011, Baltic Trading did not incur drydocking costs.

We estimate that none of Baltic Trading's vessels will be drydocked during 2013 and five vessels will be drydocked in 2014.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements included in this annual report.

Time Charters Acquired

When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

During the year ended December 31, 2011, we acquired two Handysize vessels from Metrostar that had existing below market time charters at the time that we agreed to acquire these vessels. We recorded a liability for time charters acquired related to these two vessels in the amount of $0.6 million based on the present value of the difference between the contractual amounts to be paid and our estimated of the fair market charter rate. In order to calculate the present value, we utilized a discount rate of 12%. If we utilized a discount rate of 9% as compared to 12%, it would result in an increase in the liability balance of approximately nine thousand dollars. If we utilized a discount rate of 15% as compared to 12%, it would result in a decrease in the liability balance of approximately nine thousand dollars.

During the year ended December 31, 2010, we acquired two Supramax vessels from Bourbon and two Handysize vessels from Metrostar that had existing below market time charters at the time that we agreed to acquire these vessels. We recorded a liability for time charters acquired related to these four vessels in the amount of $2.1 million based on the present value of the difference between the contractual amounts to be paid and our estimate of the fair market charter rate. In order to calculate the present value, we utilized a discount rate of 12%. If we utilized a discount rate of 9% as compared to 12%, it would result in an increase in the liability balance of approximately thirty-five thousand dollars. If we utilized a discount rate of 15% as compared to 12%, it would result in a decrease in the liability balance of approximately thirty-three thousand dollars.

Performance Claims

Revenue is based on contracted charterparties, including spot market-related time charters which rates fluctuate based on changes in the spot market. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Additionally, there are certain performance parameters included in contracted charterparties which if not met, can result in customer claims. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability. At each balance sheet date, we provide a provision based on a review of all outstanding charter receivables and we also will accrue for any estimated customer claims primarily a result of time charter performance issues that have not yet been deducted by the charterer. We provide for reserves which offset the due from charterers balance if a disputed amount or performance claim has been deducted by the charterer. If a disputed amount or potential performance claim has not been deducted by the charterer, we record the estimated customer claims as deferred revenue. Providing for these reserves will be offset by a decrease in revenue. Although we believe its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Vessels and Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. Effective January 1, 2011, we increased the estimated scrap value of the vessels from $175/lwt to $245/lwt prospectively based on the 15-year average scrap value of steel. This increase in the residual value of the vessels will decrease the annual depreciation charge over the remaining useful life of the vessel. During the years ended December 31, 2012 and 2011, the increase in the estimated scrap value resulted in a decrease in depreciation expense of approximately $2.5 million both years. Similarly, an increase in the useful life of a drybulk vessel would also decrease the annual depreciation charge. Comparatively, a decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

The carrying value each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less. Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under "Impairment of long-lived assets." Excluding the three Bourbon vessels we resold immediately upon delivery to MEP at our cost, we have sold three of our vessels since our inception and realized a profit in each instance. However, we did determine to cancel an acquisition of six drybulk newbuildings in November 2008, incurring a $53.8 million loss from the forfeiture of our deposit and related interest.

Pursuant to our bank credit facilities, we regularly submit to the lenders valuations of our vessels on an individual charter free basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. Such a valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such. We were in compliance with the collateral maintenance covenants under our $100 Million Term Loan Facility and our $253 Million Term Loan Facility, as well as the 2010 Baltic Trading Credit Facility, at December 31, 2012, and the collateral maintenance covenant under our 2007 Credit Facility was waived at December 31, 2012, as discussed above. In the chart below, we list each of our vessels, the year it was built, the year we acquired it, and its carrying value at December 31, 2012 and 2011.

At December 31, 2012 and 2011, the vessel valuations of all of our vessels for covenant compliance purposes under our bank credit facilities as of the most recent compliance testing date were lower than their carrying values at December 31, 2012 and 2011, respectively. For the Genco Ocean, Genco Bay, Genco Avra and Genco Spirit, the last compliance testing date prior to December 31, 2012 and 2011 was August 17, 2012 and 2011, respectively, in accordance with the terms of the $100 Million Term Loan Facility; for all other vessels, the compliance testing date was December 31, 2012 and 2011, respectively, in accordance with the terms of the applicable credit facility.

The amount by which the carrying value at December 31, 2012 of all of the vessels in our fleet exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual basis, from $5.2 million to $76.8 million per vessel, and $1,494.2 million on an aggregate fleet basis. The amount by which the carrying value at December 31, 2011 of all of the vessels in our fleet exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $2.2 million to $73.8 million per vessel, and $1,215.9 million on an aggregate fleet basis. The average amount by which the carrying value of these vessels exceeded the valuation of such vessels for covenant compliance purposes was $24.1 million as of December 31, 2012 and $19.6 million as of December 31, 2011. However, neither such valuation nor the carrying value in the table below reflects the value of long-term time charters related to some of our vessels.

			Carrying Value *(U.S. dollars in thousands)* as of December 31,	
Vessels	Year Built	Year Acquired	2012	2011
2007 Credit Facility				
Genco Reliance	1999	2004	**$ 15,314**	$ 16,496
Genco Vigour	1999	2004	**20,953**	22,516
Genco Explorer	1999	2004	**15,180**	16,382
Genco Carrier	1998	2004	**15,454**	16,731
Genco Sugar	1998	2004	**14,181**	15,386
Genco Pioneer	1999	2005	**15,021**	16,249
Genco Progress	1999	2005	**15,186**	16,397
Genco Wisdom	1997	2005	**14,584**	15,843
Genco Success	1997	2005	**14,512**	15,762
Genco Beauty	1999	2005	**21,099**	22,654
Genco Knight	1999	2005	**20,820**	22,403
Genco Leader	1999	2005	**20,757**	22,381
Genco Marine	1996	2005	**13,810**	15,241
Genco Prosperity	1997	2005	**14,691**	16,057
Genco Muse	2001	2005	**20,767**	22,167
Genco Acheron	1999	2006	**20,617**	22,306
Genco Surprise	1998	2006	**19,583**	21,129
Genco Augustus	2007	2007	**103,137**	108,286
Genco Tiberius	2007	2007	**103,325**	108,471
Genco London	2007	2007	**104,685**	109,689
Genco Titus	2007	2007	**105,182**	110,188
Genco Challenger	2003	2007	**32,185**	34,206
Genco Charger	2005	2007	**35,481**	37,431
Genco Warrior	2005	2007	**51,888**	54,814
Genco Predator	2005	2007	**53,293**	56,287
Genco Hunter	2007	2007	**57,409**	59,931
Genco Champion	2006	2008	**37,051**	39,027
Genco Constantine	2008	2008	**110,334**	115,556
Genco Raptor	2007	2008	**75,299**	79,056
Genco Cavalier	2007	2008	**61,548**	64,599
Genco Thunder	2007	2008	**75,469**	79,166

Genco Hadrian	2008	2008	**108,377**	113,264
Genco Commodus	2009	2009	**110,825**	115,690
Genco Maximus	2009	2009	**110,805**	115,634
Genco Claudius	2010	2009	**112,517**	117,359
TOTAL			**$1,741,339**	$1,834,754
$100 Million Term Loan Facility				
Genco Bay	2010	2010	**31,333**	32,645
Genco Ocean	2010	2010	**31,390**	32,683
Genco Avra	2011	2011	**32,487**	33,790
Genco Mare	2011	2011	**32,386**	33,668
Genco Spirit	2011	2011	**33,020**	34,302
TOTAL			**$ 160,616**	$ 167,088
$253 Million Term Loan Facility				
Genco Aquitaine	2009	2010	**33,007**	34,418
Genco Ardennes	2009	2010	**33,168**	34,588
Genco Auvergne	2009	2010	**33,136**	34,531
Genco Bourgogne	2010	2010	**33,111**	34,492
Genco Brittany	2010	2010	**33,177**	34,553
Genco Languedoc	2010	2010	**33,344**	34,726
Genco Loire	2009	2010	**30,172**	31,478
Genco Lorraine	2009	2010	**29,864**	31,166
Genco Normandy	2007	2010	**27,582**	28,857
Genco Picardy	2005	2010	**27,152**	28,603
Genco Provence	2004	2010	**26,772**	28,249
Genco Pyrenees	2010	2010	**33,095**	34,453
Genco Rhone	2011	2011	**34,725**	36,107
TOTAL			**$ 408,305**	$ 426,221
2010 Baltic Trading Credit Facility				
Baltic Leopard	2009	2009	**31,671**	33,033
Baltic Panther	2009	2010	**31,748**	33,111
Baltic Cougar	2009	2010	**31,898**	33,261
Baltic Jaguar	2009	2010	**31,809**	33,162
Baltic Bear	2010	2010	**66,450**	69,153
Baltic Wolf	2010	2010	**66,196**	68,839
Baltic Wind	2009	2010	**30,386**	31,695
Baltic Cove	2010	2010	**30,711**	31,992
Baltic Breeze	2010	2010	**31,274**	32,551
TOTAL			**$ 352,143**	$ 366,797
Consolidated Total			**$2,662,403**	$2,794,860

Deferred Drydocking Costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Deferred drydocking costs include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Costs that are not related to drydocking are expensed as incurred. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the beginning of the next drydock.

Impairment of Long-Lived Assets

We follow the Accounting Standards Codification ("ASC") subtopic 360-10, Property, Plant and Equipment ("ASC 360-10") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, we perform an analysis of the anticipated undiscounted future net cash flows to be derived from the related long-lived assets.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid-August 2008, the charter rates in the dry bulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.

When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We noted that TCE revenues across its fleet were lower on average in 2012 compared with 2011. Our management views the lower TCE rates in 2012 as part of a longer term economic cycle.

We concluded at December 31, 2012 that the future income streams expected to be earned by such vessels over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and that, accordingly, our vessels were not impaired under U.S. GAAP. Our estimated future undiscounted cash flows exceeded each of our vessels' carrying values by a considerable margin (approximately 31%—400% of carrying value). Our vessels remain fully utilized and have a relatively long average remaining useful life of approximately 18.0 years in which to recover sufficient cash flows on an undiscounted basis to recover their carrying values as of December 31, 2012. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' capital expenditures and drydocking requirements, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Specifically, we utilize the rates currently in effect for the duration of their current time charters, without assuming additional profit sharing. For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily time charter equivalent for our vessels' unfixed days based on the most recent ten year historical one year time charter average. Actual equivalent drybulk shipping rates are currently lower than the estimated rate. We believe current rates have been driven by short-term disruptions or seasonal issues as discussed under "Management's Discussion and Analysis —Results of Operations—Voyage Revenues."

Of the inputs that the Company uses for its impairment test, future time charter rates are the most significant and most volatile. Based on the sensitivity analysis performed by the Company, the Company would record impairment on its vessels for time charter declines from their most recent ten-year historical one-year time charter averages as follows:

	Percentage Decline from Ten-Year Historical One-Year Time Charter Average at Which Point Impairment Would be Recorded	
Vessel Class	**As of December 31, 2012**	As of December 31, 2011
Capesize	**(50.6)%**	(50.2)%
Panamax	**(31.5)%**	(30.6)%
Supramax	**(29.0)%**	(29.8)%
Handymax	**(45.7)%**	(41.9)%
Handysize	**(13.5)%**	(11.0)%

Our time charter equivalent (TCE) rates for our fiscal years ended December 31, 2012 and 2011, respectively, were above or (below) the ten year historical one-year time charter average as of such dates as follows:

	TCE Rates as Compared with Ten-Year Historical One-Year Time Charter Average (as percentage above/(below))	
Vessel Class	**As of December 31, 2012**	As of December 31, 2011
Capesize	**(70.4)%**	(39.6)%
Panamax	**(65.9)%**	(18.2)%
Supramax	**(59.1)%**	(32.1)%
Handymax	**(59.2)%**	(20.0)%
Handysize	**(46.4)%**	(26.4)%

The projected net operating cash flows are determined by considering the future charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, reduced by brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and capital expenditures adjusted annually for inflation, assuming fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $245 per light weight ton, consistent with our vessels' depreciation policy discussed above.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Investments

We hold an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as available-for-sale and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of AOCI. We classify the investment as a current or noncurrent asset based on our intent to hold the investment at each reporting date.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance ASC Subtopic 320-10, "Investments—Debt and Equity Securities" ("ASC 320-10"). When evaluating the investments, we review factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuer's assets and liabilities, and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Investments that are not expected to be sold within the next year are classified as noncurrent.

During the fourth quarter of 2008, our investment in Jinhui was deemed to be other-than-temporarily impaired due to the severity of the decline in its market value versus our cost basis. We recorded a $103.9 million impairment loss during 2008 which was reclassified from the consolidated statement of equity and recorded as a loss in the consolidated statement of operations. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairment. In the event we determine that the Jinhui investment is subject to any additional other-than-temporary impairment, the amount of the impairment would be reclassified from the consolidated statement of equity and recorded as a loss in the consolidated statement of operations for the amount of the impairment.

Fair value of financial instruments

The estimated fair values of our financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts as of December 31, 2012 and December 31, 2011 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

The fair value of the interest rate swaps is the estimated amount we would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of us for liabilities. See Note 13—Fair Value of Financial Instruments in our consolidated financial statements for additional disclosure on the fair values of long term debt, derivative instruments, 2010 Notes and available-for-sale securities.

For the interest rate swaps that are not designated as an effective hedge, the change in the value and the rate differential to be paid or received is recognized as other expense and is listed as a component of other (expense) income.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held five and eight interest rate swap agreements with DnB NOR Bank at December 31, 2012 and 2011, respectively, to manage future interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $356.2 million and $606.2 million, respectively, and the swaps have specified rates and durations. Refer to the table in Note 11—Interest Rate Swap Agreements of our consolidated financial statements which summarizes the interest rate swaps in place as of December 31, 2012 and 2011.

The swap agreements, with effective dates prior to December 31, 2012 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of swap plus the Applicable Margin as discussed in the "2007 Credit Facility" section of Note 9—Long-Term Debt of our consolidated financial statements.

The total liability associated with the swaps at December 31, 2012 is $16.1 million and $25.3 million at December 31, 2011, and are presented as the fair value of derivatives on the balance sheet. As of December 31, 2012 and 2011, we have accumulated other comprehensive deficit of ($16.1) million and ($25.2) million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in other income (expense) of $0.1 million and during 2012 and 2011. At December 31, 2012, ($9.6) million of AOCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

We are subject to market risks relating to changes in LIBOR rates because we have significant amounts of floating rate debt outstanding. For the year ended December 31, 2011, we paid LIBOR plus 2.00% on the 2007 Credit Facility for the debt in excess of any designated swap's notional amount for such swap's effective period. Effective December 21, 2011, we are also subject to a facility fee of 2.00% per annum on the average daily outstanding principal amount of the outstanding loan under the 2007 Credit Facility pursuant to the amendment entered into with our lenders under this facility which was reduced to 1.0% on February 28, 2012 when we consummated an equity offering resulting in gross proceeds of $53.3 million. Additionally, effective August 1, 2012, the applicable margin over LIBOR for the 2007 Credit Facility increased from 2.00% to 3.00% pursuant to the August 2012 Agreements. Refer to Note 9—Long-Term Debt in our consolidated financial statements for further information regarding these amendments. We also paid LIBOR plus 3.00% on the outstanding debt under the $100 Million Term Loan Facility, $253 Million Term Loan Facility and the 2010 Baltic Trading Credit Facility during the years ended December 31, 2012 and 2011. A 1% increase in LIBOR would result in an increase of $11.3 million in interest expense for the year ended December 31, 2012, considering the increase would be only on the unhedged portion of the debt.

Derivative financial instruments

As of December 31, 2012, we held five interest rate swap agreements that we entered into with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $356.2 million, and the swaps have specified rates and durations. Refer to the table in Note 9—Long-Term Debt of our consolidated financial statements which summarized the interest rate swaps in place as of December 31, 2012 and December 31, 2011.

The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred. The interest rate differential pertaining to the interest rate swaps for the years ended December 31, 2012 and 2011 was $13.4 million and $28.9 million, respectively. We are currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of AOCI. The ineffective portion is recognized as other (expense) income, which is a component of other (expense) income. If for any period of time we did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation would be recognized as other (expense) income.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as other (expense) income and are listed as a component of other (expense) income.

Refer to the "Interest rate risk" section above for further information regarding the interest rate swap agreements.

Currency and exchange rate risk

The international shipping industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. Dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

As part of our business strategy, in the future, we may enter into short-term forward currency contracts to protect ourselves from the risk arising from the fluctuation in the exchange rate associated with the cost basis of Jinhui shares.

Investments

We hold investments in Jinhui of $21.0 million which are classified as available for sale ("AFS") under Accounting Standards Codification 320-10, "Investments—Debt and Equity Securities"

(“ASC 320-10”). The investment is classified as a current or non-current asset based on our intent to hold the investment at each reporting date. The investments that are classified as AFS are subject to risk of changes in market value, which if determined to be impaired (other than temporarily impaired), could result in realized impairment losses. We review the carrying value of such investments on a quarterly basis to determine if any valuation adjustments are appropriate under ASC 320-10. During 2008, we reviewed the investment in Jinhui for indicators of other-than-temporary impairment. This determination required significant judgment. In making this judgment, we evaluated, among other factors, the duration and extent to which the fair value of the investment is less than its cost; the general market conditions, including factors such as industry and sector performance, and our intent and ability to hold the investment. Our investment in Jinhui was deemed to be other-than-temporarily impaired at December 31, 2008 due to the severity of the decline in its market value versus our cost basis. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairment. For the years ended December 31, 2012 and 2011, we have not deemed our investment to be impaired. In the event we determine that the Jinhui investment is subject to any additional impairment, the amount of the impairment would be reclassified from AOCI and recorded as a loss in the Consolidated Statement of Operations for the amount of the impairment.

Consolidated Balance Sheets

As of December 31, 2012 and December 31, 2011

(U.S. dollars in thousands, except for share and per share data)	December 31, 2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 72,600	$ 227,968
Due from charterers, net	11,714	13,688
Prepaid expenses and other current assets	18,146	17,709
Total current assets	102,460	259,365
Noncurrent assets:		
Vessels, net of accumulated depreciation of $597,214 and $464,518, respectively	2,662,403	2,794,860
Deferred drydock, net of accumulated amortization of $8,086 and $11,111, respectively	12,037	6,934
Other assets, net of accumulated amortization of $13,162 and $7,749, respectively	29,561	17,795
Fixed assets, net of accumulated depreciation and amortization of $3,311 and $2,422, respectively	5,258	5,591
Other noncurrent assets	514	514
Restricted cash	10,150	9,750
Investments	20,988	24,468
Total noncurrent assets	2,740,911	2,859,912
Total assets	$2,843,371	$3,119,277
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 23,667	$ 30,712
Current portion of long-term debt	—	185,077
Deferred revenue	1,324	4,227
Current portion of lease obligations	682	—
Fair value of derivative instruments	7	1,686
Total current liabilities	25,680	221,702
Noncurrent liabilities:		
Long-term lease obligations	2,465	1,823
Time charters acquired	418	1,164
Fair value of derivative instruments	16,045	23,654
Convertible senior note payable	110,918	106,381
Long-term interest payable	13,199	—
Long-term debt	1,413,439	1,402,935
Total noncurrent liabilities	1,556,484	1,535,957
Total liabilities	1,582,164	1,757,659
Commitments and contingencies		
Equity:		
Genco Shipping & Trading Limited shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 44,270,273 and 36,307,598 shares at December 31, 2012 and December 31, 2011, respectively	443	363
Additional paid-in capital	863,303	809,443
Accumulated other comprehensive loss	(11,841)	(17,549)
Retained earnings	214,391	359,349
Total Genco Shipping & Trading Limited shareholders' equity	1,066,296	1,151,606
Noncontrolling interest	194,911	210,012
Total equity	1,261,207	1,361,618
Total liabilities and equity	$2,843,371	$3,119,277

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands, except for earnings per share and share data)	For the Years Ended December 31, 2012	2011	2010
Revenues:			
Voyage revenues	**$ 223,159**	$ 388,929	$ 447,438
Service revenues	**3,294**	3,285	1,249
Total revenues	**226,453**	392,214	448,687
Operating expenses:			
Voyage expenses	**7,009**	4,457	4,467
Vessel operating expenses	**114,318**	105,514	78,976
General, administrative and management fees	**35,673**	33,928	29,081
Depreciation and amortization	**139,063**	136,203	115,663
Other operating income	**(265)**	(527)	(791)
Total operating expenses	**295,798**	279,575	227,396
Operating (loss) income	**(69,345)**	112,639	221,291
Other (expense) income:			
Other expense	**(29)**	(80)	(77)
Interest income	**378**	616	685
Interest expense	**(87,558)**	(86,722)	(72,650)
Other expense	**(87,209)**	(86,186)	(72,042)
(Loss) income before income taxes	**(156,554)**	26,453	149,249
Income tax expense	**(1,222)**	(1,385)	(1,840)
Net (loss) income	**(157,776)**	25,068	147,409
Less: Net (loss) income attributable to noncontrolling interest	**(12,848)**	(318)	6,166
Net (loss) income attributable to Genco Shipping & Trading Limited	**$ (144,928)**	$ 25,386	$ 141,243
Net (loss) income per share—Basic	**$ (3.47)**	$ 0.72	$ 4.28
Net (loss) income per share—Diluted	**$ (3.47)**	$ 0.72	$ 4.07
Weighted average common shares outstanding—Basic	**41,727,075**	35,179,244	32,987,449
Weighted average common shares outstanding—Diluted	**41,727,075**	35,258,205	35,891,373
Dividends declared per share	**$ —**	$ —	$ —

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands)	For the Years Ended December 31, 2012	2011	2010
Net (loss) income	**$(157,776)**	$ 25,068	$147,409
Change in unrealized gain on investments	**(3,480)**	(30,246)	(17,466)
Unrealized gain (loss) on cash flow hedges, net	**9,188**	17,907	(1,333)
Other comprehensive income (loss)	**5,708**	(12,339)	(18,799)
Comprehensive (loss) income	**(152,068)**	12,729	128,610
Less: Comprehensive (loss) income attributable to noncontrolling interests	**(12,848)**	(318)	6,166
Comprehensive (loss) income attributable to Genco Shipping & Trading Limited	**$(139,220)**	$ 13,047	$122,444

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Genco Shipping & Trading Limited Shareholders' Equity	Non-controlling Interest	Total Equity
Balance—January 1, 2010	$318	$722,198	$ 13,589	$ 192,820	$ 928,925	$ —	$ 928,925
Net income				141,243	141,243	6,166	147,409
Change in unrealized gain on investments			(17,466)		(17,466)	—	(17,466)
Unrealized loss on cash flow hedges, net			(1,333)		(1,333)	—	(1,333)
Issuance of 3,593,750 shares of common stock	36	54,846			54,882	—	54,882
Issuance of convertible senior notes		23,457			23,457	—	23,457
Issuance of 514,650 shares of nonvested stock	5	(5)			—	—	—
Nonvested stock amortization		4,327			4,327	2,892	7,219
Cash dividends paid by Baltic Trading Limited				(41)	(41)	(5,329)	(5,370)
Issuance of common stock of Baltic Trading Limited		(1,045)			(1,045)	211,475	210,430
Balance—December 31, 2010	$359	$803,778	$ (5,210)	$ 334,022	$1,132,949	$215,204	$1,348,153
Net income (loss)				25,386	25,386	(318)	25,068
Change in unrealized gain on investments			(30,246)		(30,246)	—	(30,246)
Unrealized gain on cash flow hedges, net			17,907		17,907	—	17,907
Issuance of 357,500 shares of nonvested stock, less forfeitures of 1,100 shares	4	(4)			—	—	—
Nonvested stock amortization		5,574			5,574	2,764	8,338
Cash dividends paid by Baltic Trading Limited				(59)	(59)	(7,543)	(7,602)
Vesting of restricted shares issued by Baltic Trading Limited		95			95	(95)	—
Balance—December 31, 2011	$363	$809,443	$ (17,549)	$ 359,349	$1,151,606	$210,012	$1,361,618
Net loss				(144,928)	(144,928)	(12,848)	(157,776)
Change in unrealized gain on investments			(3,480)		(3,480)	—	(3,480)
Unrealized gain on cash flow hedges, net			9,188		9,188	—	9,188
Issuance of 7,500,000 shares of common stock	75	49,799			49,874	—	49,874
Issuance of 464,175 shares of nonvested stock, less forfeitures of 1,500 shares	5	(5)			—	—	—
Nonvested stock amortization		4,087			4,087	1,777	5,864
Cash dividends paid by Baltic Trading Limited				(30)	(30)	(4,051)	(4,081)
Vesting of restricted shares issued by Baltic Trading Limited		(21)			(21)	21	—
Balance—December 31, 2012	**$443**	**$863,303**	**$ (11,841)**	**$ 214,391**	**$1,066,296**	**$194,911**	**$1,261,207**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011 and 2010

(U.S. dollars in thousands)	Year Ended December 31, 2012	2011	2010
Cash flows from operating activities:			
Net (loss) income	**$(157,776)**	$ 25,068	$ 147,409
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	**139,063**	136,203	115,663
Amortization of deferred financing costs	**5,413**	3,188	1,967
Amortization of time charters acquired	**(746)**	(1,611)	(4,560)
Amortization of discount on Convertible Senior Notes	**4,537**	4,072	1,684
Unrealized gain on derivative instruments	**(100)**	(51)	(66)
Amortization of nonvested stock compensation expense	**5,864**	8,338	7,219
Change in assets and liabilities:			
Decrease (increase) in due from charterers	**1,974**	(4,894)	(6,677)
Increase in prepaid expenses and other current assets	**(437)**	(3,721)	(3,804)
Increase in other noncurrent assets	**—**	(514)	—
(Decrease) increase in accounts payable and accrued expenses	**(4,880)**	1,091	10,048
Decrease in deferred revenue	**(2,903)**	(6,139)	(2,465)
Increase (decrease) in lease obligations	**1,324**	1,166	(30)
Deferred drydock costs incurred	**(10,167)**	(4,013)	(3,708)
Net cash (used in) provided by operating activities	**(18,834)**	158,183	262,680
Cash flows from investing activities:			
Purchase of vessels	**(1,155)**	(130,328)	(971,203)
Deposits on vessels	**—**	—	(13,702)
Changes in deposits of restricted cash	**(400)**	(750)	8,500
Proceeds from sale of vessels	**—**	—	106,555
Purchase of other fixed assets	**(2,114)**	(2,289)	(380)
Net cash used in investing activities	**(3,669)**	(133,367)	(870,230)
Cash flows from financing activities:			
Repayments on the 2007 Credit Facility	**(118,588)**	(102,500)	(50,000)
Proceeds from the $100 Million Term Loan Facility	**—**	60,000	40,000
Repayments on the $100 Million Term Loan Facility	**(15,385)**	(8,011)	(1,120)
Proceeds from the $253 Million Term Loan Facility	**—**	21,500	231,500
Repayments on the $253 Million Term Loan Facility	**(40,600)**	(26,916)	(4,691)
Proceeds from the Baltic Trading 2010 Credit Facility	**—**	—	101,250
Proceeds from issuance of common stock	**50,721**	—	55,200
Payment of common stock issuance costs	**(847)**	—	(318)
Proceeds from issuance of Convertible Senior Notes	**—**	—	125,000
Payment of Convertible Senior Notes issuance costs	**—**	(51)	(867)
Proceeds from issuance of common stock by subsidiary	**—**	—	214,508
Payment of subsidiary common stock issuance costs	**—**	—	(3,721)
Payment of dividend by subsidiary	**(4,081)**	(7,603)	(5,369)
Payment of deferred financing costs	**(4,085)**	(4,144)	(11,212)
Net cash (used in) provided by financing activities	**(132,865)**	(67,725)	690,160
Net (decrease) increase in cash and cash equivalents	**(155,368)**	(42,909)	82,610
Cash and cash equivalents at beginning of year	**227,968**	270,877	188,267
Cash and cash equivalents at end of year	**$ 72,600**	$ 227,968	$ 270,877

See accompanying notes to consolidated financial statements.

(U.S. dollars in thousands)

1—General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T"), its wholly-owned subsidiaries, and its subsidiary, Baltic Trading Limited (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T is incorporated under the laws of the Marshall Islands and as of December 31, 2012 is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; Genco Management (USA) Limited; Genco RE Investments LLC; and the ship-owning subsidiaries as set forth below.

At December 31, 2012, 2011 and 2010, GS&T's fleet consisted of 53, 53 and 49 vessels, respectively.

Below is the list of GS&T's wholly-owned ship-owning subsidiaries as of December 31, 2012:

Wholly-Owned Subsidiaries	Vessel	Dwt	Date Delivered	Year Built
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997
Genco Success Limited	Genco Success	47,186	1/31/05	1997
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001
Genco Acheron Limited	Genco Acheron	72,495	11/7/06	1999
Genco Surprise Limited	Genco Surprise	72,495	11/17/06	1998
Genco Augustus Limited	Genco Augustus	180,151	8/17/07	2007
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07	2007
Genco London Limited	Genco London	177,833	9/28/07	2007
Genco Titus Limited	Genco Titus	177,729	11/15/07	2007
Genco Challenger Limited	Genco Challenger	28,428	12/14/07	2003
Genco Charger Limited	Genco Charger	28,398	12/14/07	2005
Genco Warrior Limited	Genco Warrior	55,435	12/17/07	2005
Genco Predator Limited	Genco Predator	55,407	12/20/07	2005
Genco Hunter Limited	Genco Hunter	58,729	12/20/07	2007
Genco Champion Limited	Genco Champion	28,445	1/2/08	2006
Genco Constantine Limited	Genco Constantine	180,183	2/21/08	2008
Genco Raptor LLC	Genco Raptor	76,499	6/23/08	2007
Genco Cavalier LLC	Genco Cavalier	53,617	7/17/08	2007
Genco Thunder LLC	Genco Thunder	76,588	9/25/08	2007
Genco Hadrian Limited	Genco Hadrian	169,694	12/29/08	2008
Genco Commodus Limited	Genco Commodus	169,025	7/22/09	2009
Genco Maximus Limited	Genco Maximus	169,025	9/18/09	2009
Genco Claudius Limited	Genco Claudius	169,025	12/30/09	2010
Genco Bay Limited	Genco Bay	34,296	8/24/10	2010
Genco Ocean Limited	Genco Ocean	34,409	7/26/10	2010
Genco Avra Limited	Genco Avra	34,391	5/12/11	2011
Genco Mare Limited	Genco Mare	34,428	7/20/11	2011

(U.S. dollars in thousands)

Wholly-Owned Subsidiaries	Vessel	Dwt	Date Delivered	Year Built
Genco Spirit Limited	Genco Spirit	34,432	11/10/11	2011
Genco Aquitaine Limited	Genco Aquitaine	57,981	8/18/10	2009
Genco Ardennes Limited	Genco Ardennes	57,981	8/31/10	2009
Genco Auvergne Limited	Genco Auvergne	57,981	8/16/10	2009
Genco Bourgogne Limited	Genco Bourgogne	57,981	8/24/10	2010
Genco Brittany Limited	Genco Brittany	57,981	9/23/10	2010
Genco Languedoc Limited	Genco Languedoc	57,981	9/29/10	2010
Genco Loire Limited	Genco Loire	53,416	8/4/10	2009
Genco Lorraine Limited	Genco Lorraine	53,416	7/29/10	2009
Genco Normandy Limited	Genco Normandy	53,596	8/10/10	2007
Genco Picardy Limited	Genco Picardy	55,257	8/16/10	2005
Genco Provence Limited	Genco Provence	55,317	8/23/10	2004
Genco Pyrenees Limited	Genco Pyrenees	57,981	8/10/10	2010
Genco Rhone Limited	Genco Rhone	58,018	3/29/11	2011

Baltic Trading Limited ("Baltic Trading") was a wholly-owned indirect subsidiary of GS&T until Baltic Trading completed its initial public offering, or IPO, on March 15, 2010. As of December 31, 2012 and 2011, Genco Investments LLC owned 5,699,088 shares of Baltic Trading's Class B Stock, which represented a 24.78% and 25.11% ownership interest in Baltic Trading, respectively, and 83.17% and 83.41% of the aggregate voting power of Baltic Trading's outstanding shares of voting stock, respectively. Additionally, pursuant to the subscription agreement between Genco Investments LLC and Baltic Trading, for so long as GS&T directly or indirectly holds at least 10% of the aggregate number of outstanding shares of Baltic Trading's common stock and Class B stock, Genco Investments LLC will be entitled to receive an additional number of shares of Baltic Trading's Class B stock equal to 2% of the number of common shares issued in the future, other than shares issued under Baltic Trading's 2010 Equity Incentive Plan.

Below is the list of Baltic Trading's wholly-owned ship-owning subsidiaries as of December 31, 2012:

Baltic Trading's Wholly-Owned Subsidiaries	Vessel	Dwt	Delivery Date	Year Built
Baltic Leopard Limited	Baltic Leopard	53,447	4/8/10	2009
Baltic Panther Limited	Baltic Panther	53,351	4/29/10	2009
Baltic Cougar Limited	Baltic Cougar	53,432	5/28/10	2009
Baltic Jaguar Limited	Baltic Jaguar	53,474	5/14/10	2009
Baltic Bear Limited	Baltic Bear	177,717	5/14/10	2010
Baltic Wolf Limited	Baltic Wolf	177,752	10/14/10	2010
Baltic Wind Limited	Baltic Wind	34,409	8/4/10	2009
Baltic Cove Limited	Baltic Cove	34,403	8/23/10	2010
Baltic Breeze Limited	Baltic Breeze	34,386	10/12/10	2010

The Company provides technical services for drybulk vessels purchased by Maritime Equity Partners ("MEP"). Peter C. Georgiopoulos, Chairman of the Board of Directors of GS&T, controls and has a minority interest in MEP. These services include oversight of crew management, insurance, drydocking, ship operations and financial statement preparation, but do not include chartering services. The services are provided for a fee of $750 per ship per day plus reimbursement of out-of-pocket costs and will be provided for an initial term of one year. MEP has the right to cancel provision of services on 60 days' notice with payment of a one-year termination fee upon a change in control of the Company. The Company may terminate provision of the services at any time on 60 days' notice. Peter C. Georgiopoulos, the Company's Chairman of the Board, is a minority investor in MEP.

On February 28, 2012, the Company closed on an equity offering of 7,500,000 shares of common stock at an offering price of $7.10 per share. The Company received net proceeds of $49,874 after deducting underwriters' fees and expenses.

On July 27, 2010, the Company closed on an equity offering of 3,593,750 shares of common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $16.00 per share. The Company received net proceeds of $54,882 after deducting underwriters' fees and expenses. This offering was done concurrently with the issuance of $125,000 aggregate principal amount (with the exercise of the underwriters' over-allotment option) of the 5.00% Convertible Senior Notes due August 15, 2015. Refer to Note 10—Convertible Senior Notes for further information.

Mr. Georgiopoulos is the sole member of the Management Committee of Fleet Acquisition LLC, which currently retains 443,606 shares of the Company's common stock of which Mr. Georgiopoulos may be deemed to be the beneficial owner. As a result of the foregoing transaction in addition to grants of non-vested shares made to Mr. Georgiopoulos, Mr. Georgiopoulos may be deemed to beneficially own 10.63% of the Company's common stock (including shares held through Fleet Acquisition LLC) at December 31, 2012.

Given the current drybulk rate environment, the Company may be unable to make required payments under its credit facilities commencing during the quarter ending March 31, 2014. Moreover, if the current prolonged weakness in drybulk shipping rates does not abate, the Company may not be in compliance with the maximum leverage ratio and minimum permitted consolidated interest ratio covenants under our credit facilities once current waivers expire and are re-measured at March 31, 2014. The Company is also subject to minimum cash covenants for which compliance is measured at the end of every fiscal quarter. These covenants have not been waived and it is possible that the Company will not be in compliance with such covenants at or after March 31, 2014, or earlier in the event of sustained weakness in the drybulk shipping sector. The Company's debt facilities are described further in Note 9—Long-Term Debt.

The Company may seek further waivers or modifications to its credit agreements, which may be subject to conditions, and may also seek to refinance indebtedness or raise additional capital through equity or debt offerings or selling assets (including vessels). Absent such waivers or modifications, if the Company does not comply with such payment obligations or these covenants and fail to cure such non-compliance following applicable notice and expiration of applicable cure periods, the Company may be in default of one or more of its credit facilities. If such a default occurs, the Company may also be in default under the Indenture for the 5.00% Convertible Senior Notes (discussed in Note 10—Convertible Senior Notes). As a result, some or all of the Company's indebtedness could be declared immediately due and payable and alternative sources of financing would need to be sought on terms that may not be favorable to the Company.

In addition, notwithstanding the waiver of certain covenants as described above, for purposes of preparing financial statements in each future fiscal quarter, the Company is required to test compliance with the original covenants at all quarterly measurement dates in accordance with GAAP. Under the Company's credit facilities, March 31, 2014 is the first date following expiration of the waivers on which compliance with the original covenants will be measured. If the Company would not have been in compliance with the original covenants absent the waivers received and it is probable the Company would not be in compliance at measurement dates within the following twelve months, indebtedness under this facility would be required to be reclassified as a current liability in such quarter. Any such reclassification would not affect the existing waivers.

2—Summary of Significant Accounting Policies

Principles of consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of GS&T, its wholly-owned subsidiaries and Baltic Trading, a subsidiary in which the Company owns a majority of the voting interests and exercises control. All intercompany accounts and transactions have been eliminated in consolidation.

Business geographics
The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel acquisitions
When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to the Company's decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price to the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to revenues over the remaining term of the charter.

Segment reporting
The Company has two reportable segments, GS&T and Baltic Trading, which are both engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation

(U.S. dollars in thousands)

of drybulk carrier vessels. Refer to Note 3—Segment Information for further information.

Revenue and voyage expense recognition
Since the Company's inception, revenues have been generated from time charter agreements, pool agreements and spot market-related time charters. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate, including any ballast bonus payments received pursuant to the time charter agreement. Spot market-related time charters are the same as other time charter agreements, except the time charter rates are variable and are based on a percentage of the average daily rates as published by the Baltic Dry Index ("BDI"). Voyage revenues also include the sale of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

In time charters, spot market-related time charters and pool agreements, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are typically borne by the Company. At the inception of a time charter, the Company records the difference between the cost of bunker fuel delivered by the terminating charterer and the bunker fuel sold to the new charterer as a gain or loss within voyage expenses. These differences in bunkers resulted in net gains of $1,714, $2,653 and $1,743 during the years ended December 31, 2012, 2011 and 2010, respectively. Additionally, voyage expenses include the cost of bunkers consumed during short-term time charters pursuant to the terms of the time charter agreement.

The Company records time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes voyage expenses when incurred.

Two of the Company's vessels, the Genco Constantine and Genco Hadrian, were chartered under time charters which included a profit-sharing element. These time charters ended during August 2012 and October 2012, respectively. Under these charter agreements, the Company received a fixed rate of $53 and $65 per day, respectively, and an additional profit-sharing payment. The profit-sharing between the Company and the respective charterer for each 15-day period was calculated by taking the average over that period of the published Baltic Cape Index of the four time charter routes as reflected in daily reports. If such average was more than the base rate payable under the charter, the excess amount was allocable 50% to the Company and 50% to the charterer. The profit sharing amount due to the Company was net of a 3.75% commission. Profit sharing revenue was recorded when the average of the published Baltic Capesize Index for the four time charter routes was available for the entire 15-day period, which is when the profit sharing revenue was fixed and determinable.

Four of the Company's vessels, the Genco Ocean, Genco Bay, Genco Avra and Genco Spirit, are chartered under spot market-related time charters which include a profit-sharing element. Under these charter agreements, the rate for the spot market-related time charter is linked with a floor of $9 and a ceiling of $14 daily with a 50% profit sharing arrangement to apply to any amount above the ceiling. The rate is based on 115% of the average of the daily rates reflected in the daily reports of the Baltic Handysize Index.

At December 31, 2012 and 2011, five of the Company's vessels were in vessel pools. The Genco Explorer, Genco Pioneer, Genco Progress, Genco Reliance and Genco Sugar entered the Lauritzen Pool during August 2009. Vessel pools, such as the Lauritzen Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue less voyage expenses generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these vessels is subject to the fluctuations of the spot market. The Company recognizes revenue from these pool arrangements based on its portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees.

Other operating income
During the years ended December 31, 2012, 2011 and 2010, the Company recorded other operating income of $265, $527 and $791 respectively. Other operating income recorded during the years ended December 31, 2012, 2011 and 2010 consists of $263, $527 and $585, respectively, related to the first three installments due on December 30, 2012, 2011 and 2010, respectively, from Samsun Logix Corporation ("Samsun") pursuant to the rehabilitation plan which was approved by the South Korean courts. Other operating income during the year ended December 31, 2012 also included $2 related to the first installment due on December 30, 2012 from Korea Line Corporation ("KLC") pursuant to the rehabilitation plan which was approved by the South Korean courts. Refer to Note 19—Commitments and Contingencies for further information regarding the bankruptcy settlements with Samsun and KLC. Additionally, other operating income during the year ended December 31, 2010 consists of $206 related to a payment received

from the seller of the Baltic Cougar as a result of the late delivery of the vessel to Baltic Trading.

Due from charterers, net

Due from charterers, net includes accounts receivable from charters, net of the provision for doubtful accounts. At each balance sheet date, the Company records the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with the Company's customers are certain performance parameters which, if not met, can result in customer claims. As of December 31, 2012 and 2011, the Company had a reserve of $488 and $906, respectively, against the due from charterers balance and an additional accrual of $407 and $762, respectively, in deferred revenue, each of which is primarily associated with estimated customer claims against the Company including vessel performance issues under time charter agreements.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available.

Vessel operating expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, net

Vessels, net is stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also capitalizes interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2012, 2011 and 2010 was $133,111, $130,080, and $109,839, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). Effective January 1, 2011, the Company increased the estimated scrap value of the vessels from $175/lwt to $245/lwt prospectively based on the 15-year average scrap value of steel. The change in the estimated scrap value will result in a decrease in depreciation expense over the remaining life of the vessel assets. During the years ended December 31, 2012 and 2011, the increase in the estimated scrap value resulted in a decrease in depreciation expense of $2,476 and $2,479, respectively. The decrease in depreciation expense resulted in a $0.06 and $0.07 change to the basic and diluted net (loss) income per share during the years ended December 31, 2012 and 2011, respectively. The basic and diluted net (loss) income per share would have been ($3.53) and $0.65 per share, respectively, if there had been no change in the estimated scrap value.

Fixed assets, net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the typical estimated useful lives:

Description	Useful lives
Leasehold improvements	Lesser of the estimated useful life of the asset or life of the lease
Furniture, fixtures & other equipment	5 years
Vessel equipment	2–15 years
Computer equipment	3 years

Depreciation and amortization expense for fixed assets for the years ended December 31, 2012, 2011 and 2010 was $888, $507 and $501, respectively.

Deferred drydocking costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company defers the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs deferred as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. If the vessel is drydocked earlier than originally anticipated, any remaining deferred drydock costs that have not been amortized are expensed at the beginning of the next drydock. Amortization expense for drydocking for the years ended December 31, 2012, 2011 and 2010 was $5,064, $5,617, and

(U.S. dollars in thousands)

$5,324, respectively. All other costs incurred during drydocking are expensed as incurred.

Impairment of long-lived assets

The Company follows Accounting Standards Codification ("ASC") Subtopic 360-10, "Property, Plant and Equipment" ("ASC 360-10"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

For the years ended December 31, 2012, 2011 and 2010, no impairment charges were recorded on the Company's long-lived assets.

Deferred financing costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in interest expense.

Cash and cash equivalents

The Company considers highly liquid investments such as money market funds and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Investments

The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of accumulated other comprehensive (loss) income ("AOCI"). The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance with ASC Subtopic 320-10, "Investments—Debt and Equity Securities" ("ASC 320-10"). When evaluating its investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuers assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Refer to Note 6—Investments.

Income taxes

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the Company must be incorporated in a country that grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

GS&T is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, GS&T is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. GS&T is not taxable in any other jurisdiction, with the exception of Genco Management (USA) Limited as noted below.

Based on the publicly traded requirement of the Section 883 regulations, GS&T believes that it qualified for exemption from income tax on income derived from the international operations of ships for 2012, 2011 and 2010. In order to meet the publicly traded requirement, GS&T's stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, GS&T's qualification for the publicly traded requirement may be jeopardized if shareholders of the Company's common stock that own five percent or more of the Company's stock ("5% shareholders") own, in the aggregate, 50% or more of the Company's common stock for more than half the days of the year. Management believes that during 2012, 2011 and 2010, the combined ownership of its 5% shareholders did not equal 50% or more of its common stock for more than half the days of 2012, 2011 and 2010, as applicable.

If GS&T does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Baltic Trading is also incorporated in the Marshall Islands. However, Baltic Trading did not qualify for an exemption under Section 883 upon consummation of its IPO because it did not satisfy the publicly traded requirement as described above. Since Baltic Trading's IPO was completed on March 15, 2010, the Company has indirectly owned shares of Baltic Trading's Class B Stock which has provided the Company with over 50% of the combined voting power of all classes of Baltic Trading's voting stock during 2012, 2011 and 2010. As such, Baltic Trading is subject to income tax on its United States source income. During the years ended December 31, 2012, 2011 and 2010, Baltic Trading had United States operations which resulted in United States source income of $1,379, $3,062 and $2,541. Baltic Trading's United States income tax expense for the years ended December 31, 2012, 2011 and 2010 was $28, $34 and $78, respectively.

Pursuant to certain agreements, GS&T technically and commercially manages vessels for Baltic Trading, as well as provides technical management of vessels for MEP in exchange for specified fees for these services provided. These services are performed by Genco Management (USA) Limited ("Genco (USA)"), which has elected to be taxed as a corporation for United States federal income tax purposes. As such, Genco (USA) is subject to United States federal income tax on its worldwide net income, including the net income derived from providing these services. Genco (USA) has entered into a cost-sharing agreement with the Company and Genco Ship Management LLC, collectively Manco, pursuant to which Genco (USA) agrees to reimburse Manco for the costs incurred by Genco (USA) for the use of Manco's personnel and services in connection with the provision of the services for both Baltic Trading and MEP's vessels.

Total revenue earned for these services during the years ended December 31, 2012, 2011 and 2010 was $6,110, $6,309 and $6,739, respectively, of which $2,816, $3,024 and $5,490, respectively, eliminated upon consolidation. After allocation of certain expenses, there was taxable income of $2,655 associated with these activities for the year ended December 31, 2012. This resulted in estimated tax expense of $1,194 for the year ended December 31, 2012. After allocation of certain expenses, there was taxable income of $2,787 associated with these activities for the year ended December 31, 2011. This resulted in estimated tax expense of $1,351 for the year ended December 31, 2011. After allocation of certain expenses, there was taxable income of $3,913 associated with these activities for the year ended December 31, 2010. This resulted in estimated tax expense of $1,762 for the year ended December 31, 2010.

Deferred revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues. Refer to "Revenue and voyage expense recognition" above for description of the Company's revenue recognition policy.

Comprehensive income

The Company follows ASC Subtopic 220-10, "Comprehensive Income" ("ASC 220-10"), which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to the Company's interest rate swaps accounted for as hedges, as well as unrealized gains or losses associated with the Company's investments.

Nonvested stock awards

The Company follows ASC Subtopic 718-10, "Compensation—Stock Compensation" ("ASC 718-10"), for nonvested stock issued under its equity incentive plans. Stock-based compensation costs from nonvested stock have been classified as a component of additional paid-in capital.

Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels, useful life of vessels and the fair value of derivative instruments. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers, cash and cash equivalents, deposits on vessels and interest rate swap agreements. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requires letters of credit, guarantees or collateral. The Company earned 100% of revenues from 43 customers in 2012, 32 customers in 2011 and 33 customers in 2010. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2012 and 2011.

For the year ended December 31, 2012, there was one customer that individually accounted for more than 10% of voyage revenues, Cargill International S.A., which represented 31.27% of voyage revenues. For the year ended December 31, 2011 there were two customers that individually accounted for more than 10% of voyage revenues, Cargill International S.A. and Swissmarine Services S.A., which represented 30.00% and 12.23% of voyage revenues, respectively. For the year ended December 31, 2010 there were two customers that individually accounted for more

(U.S. dollars in thousands)

than 10% of voyage revenues, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 29.26% and 11.43% of voyage revenues, respectively.

At December 31, 2012 and 2011, the Company maintains all of its cash and cash equivalents with four and five financial institutions, respectively. None of the Company's cash and cash equivalent balances is covered by insurance in the event of default by these financial institutions.

At December 31, 2012 and 2011, the Company has five and eight interest rate swap agreements, respectively, with DnB NOR Bank ASA to manage interest costs and the risk associated with changing interest rates related to the 2007 Credit Facility. None of the interest rate swap agreements are covered by insurance in the event of default by this financial institution.

Fair value of financial instruments
The estimated fair values of the Company's financial instruments such as amounts due to / due from charterers, accounts payable and long-term debt, approximate their individual carrying amounts as of December 31, 2012 and 2011 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facilities.

The fair value of the interest rate swaps is the estimated amount the Company would receive or have to pay in order to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities. See Note 13—Fair Value of Financial Instruments for additional disclosure on the fair values of long term debt, convertible senior notes, derivative instruments, and AFS securities.

Derivative financial instruments
Interest rate risk management The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. The Company uses pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis. Refer to Note 11—Interest Rate Swap Agreements for further information regarding the interest rate swaps held by the Company.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of AOCI.

For the interest rate swaps that are not designated as an effective hedge, the change in the value and the rate differential to be paid or received is recognized as other expense and is listed as a component of other (expense) income in the Consolidated Statements of Operations.

Recent accounting pronouncements
In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02") to improve the transparency of changes in other comprehensive income ("OCI") and items reclassified out of AOCI. The amendments in ASU 2013-02 are required to be applied retrospectively and are effective for reporting periods beginning after December 15, 2012. The adoption of ASU 2013-02 will not have any impact on the Company's consolidated financial statements other than separately disclosing in the footnotes to the consolidated financial statements amounts reclassified out of AOCI and the individual line items in the consolidated Statement of Operations that are affected.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement" ("ASU 2011-04") to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This standard was effective for interim and annual periods beginning after December 15, 2011 and is applied on a prospective basis. The Company has adopted ASU 2011-04 and the impact of adoption was not material to the Company's consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Comprehensive Income (Topic 220), Presentation of Comprehensive Income" ("ASU 2011-05") to require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The standard does not change the items that must be reported for other comprehensive income, how such items are measured or when they must be reclassified to net income. This standard was effective for interim and annual periods beginning after December 15, 2011 was to be applied retrospectively. The FASB has deferred the requirement to present reclassification adjustments for each component of AOCI in both net income and other comprehensive income. Companies are required to either present amounts reclassified out of other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. During the deferral period, there is no requirement to separately present or disclose the reclassification adjustments into net income. The effective date of this deferral will be consistent with the effective date of ASU 2011-05. The Company has adopted ASU 2011-05 and disclosed comprehensive income in our consolidated statements of comprehensive (loss) income. This guidance only affects financial statement presentation and has no impact on the Company's consolidated results of operations, financial position and cash flows.

3—Segment Information

The Company determines its reportable segments based on the information utilized by the chief operating decision maker to assess performance. Based on this information, the Company has reportable operating segments, GS&T and Baltic Trading. Both GS&T and Baltic Trading are engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T seeks to deploy its vessels on time charters, spot market-related time charters or in vessel pools trading in the spot market and Baltic Trading seeks to deploy its vessel charters in the spot market, which represents immediate chartering of a vessel, usually for single voyages, or employing vessels on spot market-related time charters. Segment results are evaluated based on net income. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements. Information about the Company's reportable segments for the years ended December 31, 2012, 2011 and 2010 are as follows:

The following table presents a reconciliation of total voyage revenue from external (third party) customers for the Company's two operating segments to total consolidated voyage revenue from external customers for the Company for the years ended December 31, 2012, 2011 and 2010.

	For the Years Ended December 31,		
	2012	2011	2010
Voyage revenue from external customers			
GS&T	**$195,855**	$345,437	$414,879
Baltic Trading	**27,304**	43,492	32,559
Total operating segments	**223,159**	388,929	447,438
Eliminating revenue	—	—	—
Total consolidated voyage revenue from external customers	**$223,159**	$388,929	$447,438

The following table presents a reconciliation of total intersegment revenue, which eliminates upon consolidation, for the Company's two operating segments for the years ended December 31, 2012, 2011 and 2010. The intersegment revenue noted in the following table represents revenue earned by GS&T pursuant to the management agreement entered into with Baltic Trading, which includes commercial service fees, technical service fees and sale and purchase fees, if any.

	For the Years Ended December 31,		
	2012	2011	2010
Intersegment revenue			
GS&T	**$ 2,816**	$ 3,024	$ 5,490
Baltic Trading	—	—	—
Total operating segments	**2,816**	3,024	5,490
Eliminating revenue	**(2,816)**	(3,024)	(5,490)
Total consolidated intersegment revenue	**$ —**	$ —	$ —

The following table presents a reconciliation of total depreciation and amortization expense for the Company's two operating segments to total consolidated depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010. The eliminating depreciation and amortization expense noted in the following table consists of the elimination of intercompany transactions resulting from the depreciation expense associated with the 1% purchase fee due to GS&T from Baltic Trading pursuant to the Management Agreement. The 1% purchase fee is capitalized as part of vessel assets by Baltic Trading and is depreciated over the remaining life of the vessel and therefore, the associated depreciation expense is eliminated upon consolidation.

	For the Years Ended December 31,		
	2012	2011	2010
Depreciation and amortization			
GS&T	**$124,405**	$121,590	$108,381
Baltic Trading	**14,814**	14,769	7,359
Total operating segments	**139,219**	136,359	115,740
Eliminating depreciation and amortization	**(156)**	(156)	(77)
Total consolidated depreciation and amortization	**$139,063**	$136,203	$115,663

The following table presents a reconciliation of total interest expense for the Company's two operating segments to total consolidated interest expense for the years ended December 31, 2012, 2011 and 2010. There is no eliminating interest expense as the interest incurred by each operating segment is related to each operating segment's own debt facilities.

(U.S. dollars in thousands)

	For the Years Ended December 31,		
	2012	2011	2010
Interest expense			
GS&T	**$83,306**	$82,300	$70,495
Baltic Trading	**4,252**	4,422	2,155
Total operating segments	**87,558**	86,722	72,650
Eliminating interest expense	—	—	—
Total consolidated interest expense	**$87,558**	$86,722	$72,650

The following table presents a reconciliation of total net (loss) income for the Company's two operating segments to total consolidated net (loss) income for the years ended December 31, 2012, 2011 and 2010. The eliminating net (loss) income noted in the following table consists of the elimination of intercompany transactions between GS&T and Baltic Trading as well as dividends received by GS&T from Baltic Trading for its Class B shares of Baltic Trading.

	For the Years Ended December 31,		
	2012	2011	2010
Net (loss) income			
GS&T	**$(139,295)**	$27,908	$144,679
Baltic Trading	**(17,270)**	(430)	8,322
Total operating segments	**(156,565)**	27,478	153,001
Eliminating net income	**1,211**	2,410	5,592
Total consolidated net (loss) income	**$(157,776)**	$25,068	$147,409

The following table presents a reconciliation of total assets for the Company's two operating segments to total consolidated net assets as of December 31, 2012 and December 31, 2011. The eliminating assets noted in the following table consist of the elimination of intercompany transactions resulting from the capitalization of fees paid to GS&T by Baltic Trading as vessel assets, including related accumulated depreciation, as well as the outstanding receivable balance due to GS&T from Baltic Trading as of December 31, 2012 and 2011.

	December 31, 2012	December 31, 2011
Total assets		
GS&T	**$2,482,486**	$2,737,988
Baltic Trading	**364,370**	384,955
Total operating segments	**2,846,856**	3,122,943
Eliminating assets	**(3,485)**	(3,666)
Total consolidated assets	**$2,843,371**	$3,119,277

The following table presents a reconciliation of total expenditures for vessel purchases, including vessel deposits, for the Company's two operating segments to total consolidated expenditures for vessel purchases, including vessel deposits, for the years ended December 31, 2012, 2011 and 2010. The eliminating expenditures for vessels noted in the following table consists primarily of the elimination of the 1% purchase fees due to GS&T from Baltic Trading pursuant to the Management Agreement which were paid by Baltic Trading to GS&T during the years ended December 31, 2011 and 2010.

	For the Years Ended December 31,		
	2012	2011	2010
Expenditures for vessels			
GS&T	**$1,155**	$128,836	$597,908
Baltic Trading	**—**	2,570	389,758
Total operating segments	**1,155**	131,406	987,666
Eliminating expenditures for vessels	**—**	(1,078)	(2,761)
Total consolidated expenditures for vessels	**$1,155**	$130,328	$984,905

4—Cash Flow Information

As of December 31, 2012 and 2011, the Company had five and eight interest rate swaps, respectively, which are described and discussed in Note 11—Interest Rate Swap Agreements. The fair value of all five of the swaps is in a liability position of $16,052, $7 of which was classified within current liabilities, as of December 31, 2012. The fair value of the eight swaps at December 31, 2011 is in a liability position of $25,340, $1,686 of which was classified within current liabilities.

For the year ended December 31, 2012, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in long-term interest payable consisting of $13,199 associated with deferred financing fees.

For the year ended December 31, 2011, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $501 for the purchase of vessels and $1,559 for the purchase of other fixed assets. Additionally, for the year ended December 31, 2011, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $105 associated with deferred financing fees.

For the year ended December 31, 2010, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $3,979 for the purchase of vessels, $38 associated with deposits on vessels and $60 for the purchase of other fixed assets. Additionally, for the year ended December 31, 2010, the Company had non-cash financing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $204 associated with deferred financing fees, $51 associated with issuance costs related to the concurrent stock offering and issuance of Convertible Senior Notes completed on July 27, 2010 and $1 associated with dividend payments due to Peter Georgiopoulos, Chairman of the Board of Directors. Also, for the year ended December 31, 2010, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in prepaid expenses and other current assets as of December 31, 2010 consisting of $22 of interest receivable associated with deposits on vessels.

For the year ended December 31, 2011, the Company made a reclassification of $13,718 from deposits on vessels to vessels, net of accumulated depreciation, due to the completion of the purchase of the Genco Rhone, Genco Avra, Genco Mare and Genco Spirit. No such reclassifications were made during the years ended December 31, 2012 and 2010.

During the years ended December 31, 2012, 2011 and 2010, cash paid for interest, net of amounts capitalized and including bond coupon interest paid, was $79,373, $81,256 and $64,281 respectively.

During the years ended December 31, 2012, 2011 and 2010, cash paid for estimated income taxes was $1,216, $1,120 and $1,995 respectively.

On May 17, 2012, November 7, 2012 and December 13, 2012, the Company made grants of nonvested common stock in the amount of 15,000, 2,500 and 52,500 shares, respectively, to directors of the Company. The grant date fair value of such nonvested stock was $53, $7 and $141, respectively. On December 13, 2012, the Board of Directors approved a grant of 100,000 shares of nonvested common stock to Peter Georgiopoulos, Chairman of the Board, which had a grant date fair value of $268. Lastly, on December 13, 2012, the Company granted 294,175 shares of nonvested stock to certain employees. The grant date fair value of such nonvested stock was $788. These grants were made under the Genco Shipping & Trading Limited 2005 and 2012 Equity Incentive Plans.

On May 12, 2011, the Company made grants of nonvested common stock in the amount of 15,000 shares in the aggregate to directors of the Company. The grant date fair value of such nonvested stock was $120. These shares vested on May 17, 2012. On December 28, 2011, the Board of Directors approved a grant of 100,000 shares of nonvested common stock to Peter Georgiopoulos, which had a grant date fair value of $639. Lastly, on December 28, 2011, the Company granted 242,500 shares of nonvested stock to certain employees. The grant date fair value of such nonvested stock was $1,550. These grants were made under the Genco Shipping & Trading Limited 2005 Equity Incentive Plan.

On March 5, 2010 and December 21, 2010, the Board of Directors approved grants of 75,000 and 200,000 shares, respectively, of nonvested common stock to Peter Georgiopoulos. The fair value of such nonvested stock was $1,718 and $2,930, respectively. Additionally, on May 13, 2010, the Company made grants of nonvested common stock in the amount of 15,000 shares to directors of the Company. The grant date fair value of such nonvested stock was $331. These shares vested on May 12, 2011. Lastly, on December 21, 2010, the Company granted 224,650 shares of nonvested stock to certain employees. The grant date fair value of such nonvested stock was $3,291. These grants were made under the Genco Shipping & Trading Limited 2005 Equity Incentive Plan.

On May 17, 2012 and December 13, 2012, Baltic Trading made grants of nonvested common stock in the amount of 12,500 and 37,500 shares, respectively, to directors of Baltic Trading. The grant date fair value of such nonvested stock was $48 and $113, respectively. Additionally, on December 13, 2012, 166,666 and 83,333 shares of Baltic Trading's nonvested common stock were granted to Peter Georgiopoulos, Chairman of the Board, and John Wobensmith, Baltic Trading's President and Chief Financial Officer, respectively. The grant date fair value of such nonvested stock was $750.

On May 12, 2011, Baltic Trading made grants of nonvested common stock in the amount of 12,500 shares to directors of Baltic Trading. The grant date fair value of such nonvested stock was $87. These shares vested on May 17, 2012. Additionally, on December 21, 2011, 80,000 and 25,000 shares of Baltic Trading's nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively. The grant date fair value of such nonvested stock was $515.

On March 10, 2010, 358,000 and 108,000 shares of Baltic Trading's nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively, which were approved by the Board of Directors on such date. The grant date fair value of such nonvested stock was $6,524 based on the IPO price of $14.00 per share. Both of these grants of nonvested common stock will vest ratably in four annual installments commencing on the first anniversary of the closing of the Baltic Trading's IPO, March 15, 2010. Additionally, on March 15, 2010, Baltic Trading made grants of nonvested common stock in the amount of 12,500 shares to directors of Baltic Trading. The grant date fair value of such nonvested stock was $175 based on the IPO price of $14.00 per share. These grants vested on March 15, 2011. Lastly, on December 24, 2010, 80,000 and 25,000 shares of nonvested common stock were granted to Peter Georgiopoulos and John Wobensmith, respectively, which were approved by the Baltic Trading's Board of Directors on such date. The grant date fair value of such nonvested stock was $1,118. Both of these grants of nonvested common stock vest ratably on each of the four

(U.S. dollars in thousands)

anniversaries of November 15, 2011. All of the aforementioned grants of nonvested common stock were made under the Baltic Trading Limited 2010 Equity Incentive Plan.

5—Vessel Acquisitions and Dispositions

On June 24, 2010, GS&T executed a Master Agreement with Bourbon SA ("Bourbon") under which GS&T purchased 16 drybulk vessels, including two newbuildings, for an aggregate price of $545,000. Total vessel deposits of $54,500 were made during the second quarter of 2010. Additionally, upon the delivery of each vessel, GS&T recorded a commission due to its financial advisor equivalent to 1% of the purchase price of the vessel and which is included as a component of the vessel asset. GS&T retained 13 of the 16 vessels, 12 of which were delivered to GS&T in the third quarter of 2010 and one of which was delivered in the first quarter of 2011. GS&T elected not to retain three of the 16 vessels, including one newbuilding. Therefore, upon delivery of these vessels during the year ended December 31, 2010, GS&T immediately resold them upon delivery based on GS&T's aggregate purchase price of approximately $106,555 to MEP, a related party, including the 1% commission fee noted above. GS&T entered into definitive agreements with MEP for this purpose. One of the vessels was sold to MEP during the third quarter of 2010 for $36,562 and two of the vessels were sold to MEP during the fourth quarter of 2010 for a total of $69,993, each of which included the 1% commission fee noted above. GS&T has financed the acquisition of these vessels, excluding the MEP vessels, using bank debt for approximately 60% of the purchase price, cash on hand, and proceeds from its concurrent offerings of common stock and 5.00% Convertible Senior Notes due August 15, 2015, which were completed on July 27, 2010. Refer to Note 10—Convertible Senior Notes for further details.

On June 3, 2010, GS&T entered into an agreement to purchase five Handysize drybulk vessels, including four newbuildings, from companies within the Metrostar Management Corporation group of companies ("Metrostar") for an aggregate purchase price of $166,250. Total vessel deposits of $16,625 were made during the second quarter of 2010. Two of the vessels were delivered during the third quarter of 2010 and three of the vessels were delivered during 2011. Four of the five vessels are secured on long term time charters, each of which includes a minimum and maximum base rate as well as profit-sharing components, with Cargill International S.A. The remaining vessel is secured on a spot market-related time charter with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the Baltic Handysize Index ("BHSI"), an index published by The Baltic Dry Index. GS&T financed the acquisition of the remaining vessels using operating cash as well as the $100,000 secured term loan facility which was entered into on August 12, 2010 and proceeds from its recent concurrent offerings of common stock and convertible notes. Refer to Note 10—Convertible Senior Notes.

On June 3, 2010, Baltic Trading entered into an agreement to purchase three Handysize drybulk vessels, including one newbuilding, from Metrostar for an aggregate purchase price of $99,750. Total vessel deposits of $9,975 were made during the second quarter of 2010. Two of the vessels were delivered during August 2010 and the remaining vessel was delivered during October 2010. All three vessels are secured on spot market-related time charters with Cargill International S.A. at a rate based on 115% of the average of the daily rates of the BHSI.

On February 19, 2010, Baltic Trading entered into agreements with subsidiaries of an unaffiliated third-party seller to purchase four 2009 built Supramax drybulk vessels for an aggregate price of $140,000. Total vessel deposits of $14,000 were made during the first quarter of 2010 and the remaining payment of $126,000 was made upon delivery of the vessels during the second quarter of 2010. These four vessels, the Baltic Leopard, Baltic Panther, Baltic Cougar, and Baltic Jaguar, were delivered during the second quarter of 2010.

On February 22, 2010, Baltic Trading also entered into agreements with subsidiaries of another unaffiliated third-party seller to purchase two Capesize drybulk vessels for an aggregate price of $144,200. The Baltic Wolf was delivered on October 14, 2010 and the Baltic Bear was delivered on May 14, 2010. Total vessel deposits of $21,540 were made during the first quarter of 2010 and the remaining payment for the Baltic Bear of $65,700 and the Baltic Wolf of $56,960 were made upon delivery of the vessels during the second quarter and fourth quarter of 2010, respectively.

Refer to Note 1—General Information for a listing of the vessel delivery dates for the vessel acquisitions discussed herein.

Two of the Handysize vessels acquired from Metrostar during the year ended December 31, 2011 by GS&T had existing below market time charters at the time of the acquisitions. Two of the Supramax vessels acquired from Bourbon and two of the Handysize vessels acquired from Metrostar during the year ended December 31, 2010 by GS&T had existing below market time charters at the time of the acquisitions. During the years ended December 31, 2011 and 2010, GS&T recorded a liability for time charters acquired of $578 and $2,146, respectively, which are being amortized as an increase to voyage revenues during the remaining term of each respective time charter. There were no vessels acquired during the year ended December 31, 2012. Below market time charters, including those acquired during previous years, were amortized as an increase in revenue in the amount of $746, $1,611 and $4,560 for the years ended December 31, 2012, 2011 and 2010, respectively. The remaining unamortized fair market value of time charter acquired at December 31, 2012 and December 31, 2011 is $418 and $1,164, respectively. This balance will be amortized into revenue over a weighted-average period of

1.12 years and will be amortized as follows: $334 for 2013 and $84 for 2014.

Capitalized interest expense associated with newbuilding contracts for the years ended December 31, 2012, 2011 and 2010 was $0, $179 and $446, respectively.

6—Investments

The Company holds an investment in the capital stock of Jinhui. Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as AFS and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of AOCI. At December 31, 2012 and December 31, 2011, the Company held 16,335,100 shares of Jinhui capital stock which is recorded at its fair value of $20,988 and $24,468, respectively, based on the closing price on December 28, 2012 and December 30, 2011.

During the fourth quarter of 2008, the Company reviewed the investment in Jinhui for indicators of other-than-temporary impairment in accordance with ASC 320-10. Based on this review, the Company deemed the investment in Jinhui to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus its cost basis. As a result of the other-than-temporary impairment, the new cost basis of this investment is approximately $1.03 per share, the value of the investment at December 31, 2008. The Company reviews the investment in Jinhui for impairment on a quarterly basis. There were no impairment charges recognized during the years ended December 31, 2012, 2011 and 2010.

The unrealized gain for the Jinhui capital stock subsequent to the impairment is accounted for as a component of AOCI since this investment is designated as an AFS security.

Refer to Note 12—Accumulated Other Comprehensive Loss for a breakdown of the components of AOCI.

7—Earnings Per Share

The computation of basic net (loss) income per share is based on the weighted-average number of common shares outstanding during the year. The computation of diluted net (loss) income per share assumes the vesting of nonvested stock awards (refer to Note 21—Nonvested Stock Awards), for which the assumed proceeds upon vesting are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive. Of the 1,108,762 nonvested shares outstanding at December 31, 2012 (refer to Note 21—Nonvested Stock Awards), all are anti-dilutive. The Company's diluted earnings per share will also reflect the assumed conversion under the Company's convertible debt if the impact is dilutive under the "if converted" method. The impact of the shares convertible under the Company's convertible notes is excluded from the computation of diluted earnings per share when interest expense per common share obtainable upon conversion is greater than basic earnings per share.

The components of the denominator for the calculation of basic net (loss) income per share and diluted net (loss) income per share are as follows:

	Years Ended December 31,		
	2012	2011	2010
Common shares outstanding, basic:			
Weighted-average common shares outstanding, basic	**41,727,075**	35,179,244	32,987,449
Common shares outstanding, diluted:			
Weighted-average common shares outstanding, basic	**41,727,075**	35,179,244	32,987,449
Dilutive effect of convertible notes	—	—	2,760,693
Dilutive effect of restricted stock awards	—	78,961	143,231
Weighted-average common shares outstanding, diluted	**41,727,075**	35,258,205	35,891,373

The following table sets forth a reconciliation of the net (loss) income attributable to GS&T and the net (loss) income attributable to GS&T for diluted net (loss) income per share under the "if-converted" method:

	Years Ended December 31,		
	2012	2011	2010
Net (loss) income attributable to GS&T	**$(144,928)**	$25,386	$141,243
Interest expense related to convertible notes, if dilutive	—	—	4,657
Net (loss) income attributable to GS&T for the computation of diluted net (loss) income per share	**$(144,928)**	$25,386	$145,900

(U.S. dollars in thousands)

8—Related Party Transactions

The following represent related party transactions reflected in these consolidated financial statements:

The Company makes available employees performing internal audit services to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board. For the years ended December 31, 2012, 2011 and 2010, the Company invoiced $175, $241 and $200, respectively, to GMC which includes time associated with such internal audit services and other expenditures. Additionally, during the years ended December 31, 2012, 2011 and 2010, the Company incurred travel and other office related expenditures totaling $87, $179 and $336, respectively, reimbursable to GMC or its service provider. At December 31, 2012, the amount due to GMC from the Company was $12. At December 31, 2011, the amount due to the Company from GMC was $114, of which $90 was reserved for pursuant to GMC's bankruptcy proceedings.

During the years ended December 31, 2012, 2011 and 2010, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $11, $54, and $390, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2012 and 2011, $0 and $29, respectively, was outstanding to Constantine Georgiopoulos.

During the years ended December 31, 2012, 2011 and 2010, the Company utilized the services of North Star Maritime, Inc. ("NSM") which is owned and operated by one of GS&T's directors, Rear Admiral Robert C. North, USCG (ret.). NSM, a marine industry consulting firm, specializes in international and domestic maritime safety, security and environmental protection issues. NSM billed $0, $2 and $12 for services rendered during the years ended December 31, 2012, 2011 and 2010, respectively. There are no amounts due to NSM at December 31, 2012 and 2011.

GS&T and Baltic Trading have entered into agreements with Aegean Marine Petroleum Network, Inc. ("Aegean") to purchase lubricating oils for certain vessels in the their fleets. Peter C. Georgiopoulos, Chairman of the Board of the Company, is Chairman of the Board of Aegean. During the years ended December 31, 2012, 2011 and 2010, Aegean supplied lubricating oils to the Company's vessels aggregating $1,517, $1,908 and $1,457, respectively. At December 31, 2012 and 2011, $278 and $408 remained outstanding, respectively.

During the years ended December 31, 2012, 2011 and 2010, the Company invoiced MEP for technical services provided and expenses paid on MEP's behalf aggregating $3,396, $3,364 and $108,982, respectively. The billings incurred during the year ended December 31, 2010 also included the purchase of three Bourbon vessels on MEP's behalf (Refer to Note 5—Vessel Acquisitions and Dispositions). MEP is managed by a company partially owned by Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2012 and 2011, $5 and $7, respectively, was due to the Company from MEP. Total service revenue earned by the Company for technical services provided to MEP for the years ended December 31, 2012, 2011 and 2010 was $3,294, $3,285 and $1,249, respectively.

9—Long-Term Debt

Long-term debt consists of the following:

	December 31, 2012	December 31, 2011
2007 Credit Facility	**$1,055,912**	$1,174,500
$100 Million Term Loan Facility	**75,484**	90,869
$253 Million Term Loan Facility	**180,793**	221,393
2010 Baltic Trading Credit Facility	**101,250**	101,250
Less: Current portion	—	(185,077)
Long-term debt	**$1,413,439**	$1,402,935

August 2012 Credit Facility Agreements

On August 1, 2012, the Company entered into agreements (the "August 2012 Agreements") to amend or waive certain provisions of the agreements for the 2007 Credit Facility, $100 Million Term Loan Facility and the $253 Million Term Loan Facility (as defined below). The agreements implemented, among other things, the following:

- The waiver of the Company's compliance with its existing maximum leverage ratio covenant and minimum permitted consolidated interest ratio covenant that commenced on October 1, 2011 and ends on and includes March 31, 2013 was extended to end on and include December 31, 2013 (which we refer to as the extended waiver period).
- The gross interest-bearing debt to total capital covenant which originally ended on and included March 31, 2013 was extended to end on and include December 31, 2013. This covenant limits the ratio of the Company's interest-bearing indebtedness to the sum of its interest-bearing indebtedness and its consolidated net worth in accordance with GAAP to 62.5% on the last day of any fiscal quarter during the waiver period.
- Scheduled amortization payments through and including the quarter ending December 31, 2013 were deferred until the final payment at maturity under the 2007 Credit Facility and prepaid under the other two credit facilities. The next scheduled amortization payments under these facilities will be due in the first quarter of 2014 in the aggregate principal amount of $55,193.
- Commencing September 30, 2012, the Company is to repay the 2007 Credit Facility on a quarterly basis using excess cash, defined as the balance over $100,000 in the Company's and certain of its subsidiaries' accounts pledged under the 2007 Credit Facility. Of such repayments, 25% will be allocated to

the final payment at maturity, and 75% will be applied entirely against each successive scheduled mandatory principal repayment beginning with the payment due March 31, 2014. Certain other mandatory repayments under the existing terms of this facility as well as voluntary prepayments will be applied in the same manner. These obligations continue until the later of December 31, 2013 and the date on which the appraised value of certain mortgaged vessels is equal to at least 100% of the aggregate principal amount of the Company's loans, letters of credit and certain hedge obligations under the 2007 Credit Facility.

- The Company and its subsidiaries (other than Baltic Trading and its subsidiaries) will not increase the amount of principal indebtedness currently outstanding under each of its three credit agreements or change their maturity dates.
- Indebtedness that the Company and its subsidiaries (other than Baltic Trading and its subsidiaries) may incur in connection with vessel acquisitions will be limited to 60% of the lesser of the vessel's acquisition cost and fair market value. Any newly acquired vessel will subject to a security interest under the 2007 Credit Facility.
- The Applicable Margin over LIBOR payable on the principal amount outstanding under the 2007 Credit Facility increased from 2.0% to 3.0% per annum.
- The minimum cash balance required under the 2007 Credit Facility increased from $500 to $750 per vessel mortgaged under the 2007 Credit Facility.
- The Company agreed to grant additional security for its obligations under the 2007 Credit Facility, consisting of a pledge of the Class B Stock of Baltic Trading held by Genco Investments LLC and a second priority security interest in vessels pledged under its other two credit facilities or in connection with any new indebtedness (excluding in each case vessels owned by Baltic Trading and its subsidiaries).
- Consenting lenders under each of the three credit facilities received an upfront fee of 0.25% on the amount of outstanding loans.

As required under the August 2012 Agreements, the Company prepaid $57,893 under its 2007 Credit Facility, $30,450 under its $253 Million Term Loan Facility, and $11,538 under its $100 Million Term Loan Facility on August 1, 2012. The prepayment under the 2007 Credit Facility was applied to the final payment due under the facility. The prepayments under the other two facilities were applied in order of maturity and fulfilled all scheduled amortization payments through December 31, 2013 under these facilities. In addition, lenders under the 2007 Credit Facility will receive a fee equal to 1.25% of the principal amount outstanding following such prepayment, or $13,199, on the earlier date of the maturity date of this facility or the date on which all obligations under this facility have been paid in full. The $13,199 has been recorded in the consolidated balance sheet at December 31, 2012 as Long-term interest payable.

December 2011 Credit Facility Agreements

On December 21, 2011, the Company entered into agreements (the "December 2011 Agreements") to amend or waive provisions of the 2007 Credit Facility, the $100 Million Term Loan Facility and the $253 Million Term Loan Facility. The aforementioned credit facilities are explained in further detail below. The agreements implemented, among other things, the following:

- The Company's compliance with its existing maximum leverage ratio covenant was waived for a period starting on October 1, 2011 and ending on (and including) March 31, 2013, or the waiver period. This covenant governs the ratio of the Company's net debt to EBITDA (as such term is defined in the credit agreements).
- The Company's compliance with its existing minimum permitted consolidated interest ratio covenant is also waived for the waiver period. This covenant governs the ratio of the Company's EBITDA to consolidated interest expense.
- A new gross interest-bearing debt to total capital covenant applies to the Company for the duration of the waiver period. This covenant limits the ratio of the Company's interest-bearing indebtedness to the sum of its interest-bearing indebtedness and its consolidated net worth in accordance with GAAP to 62.5% on the last day of any fiscal quarter during the waiver period.
- Consenting lenders under the facilities received an upfront fee of 0.25% of the amount of outstanding loans.

As contemplated under these agreements, the Company prepaid $52,500 under its 2007 Credit Facility, $7,000 under its $253 Million Term Loan Facility, and $3,000 under its $100 Million Term Loan Facility. All such prepayments were applied in inverse order of maturity under each credit facility. In addition, the 2007 Credit Facility is subject to a facility fee of 2.0% per annum on the average daily outstanding principal amount of the loans thereunder, payable quarterly in arrears, which was reduced to 1.0% on February 28, 2012 when the Company completed an equity offering of 7,500,000 shares of common stock, refer to Note 1—General Information. The other two credit facilities were not subject to a facility fee.

2007 Credit Facility

On July 20, 2007, the Company entered into the 2007 Credit Facility with DnB Nor Bank ASA for the purpose of acquiring nine Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB Nor Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, and these two facilities have accordingly

(U.S. dollars in thousands)

been terminated. During the years ended December 31, 2012 and 2011, total repayments of $118,588 and $102,500 were made, respectively. The $118,588 of repayments made during 2012 includes the $57,893 of repayments made during 2012 pursuant to the August 2012 Agreements, as noted in the "August 2012 Credit Facility Agreements" section hereof. The $102,500 of repayments made during 2011 includes the $52,500 prepayment of debt made during 2011 pursuant to the December 2011 Agreements, as noted in the "December 2011 Credit Facility Amendments" section herein. As of December 31, 2012 and 2011, $1,055,912 and $1,174,500 was outstanding under the 2007 Credit Facility. As of December 31, 2012, the Company has utilized its maximum borrowing capacity under the 2007 Credit Facility.

On January 26, 2009, the Company entered into an amendment to the 2007 Credit Facility (the "2009 Amendment") which implemented the following modifications to the terms of the 2007 Credit Facility:

- Compliance with the existing collateral maintenance financial covenant was waived effective for the year ended December 31, 2008 and until the Company can represent that it is in compliance with all of its financial covenants and is otherwise able to pay a dividend and purchase or redeem shares of common stock under the terms of the Credit Facility in effect before the 2009 Amendment. The Company's cash dividends and share repurchases were suspended until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant.
- The total amount of the 2007 Credit Facility is subject to quarterly reductions of $12,500 beginning March 31, 2009 through March 31, 2012 and quarterly reductions of $48,195 beginning June 30, 2012 and thereafter until the maturity date. After the prepayment of $52,500 and $57,893 made during December 2011 and August 2012 pursuant to the December 2011 Agreements and August 2012 Agreements, respectively, a final payment of $381,182 will be due on the maturity date.
- The Applicable Margin to be added to the London Interbank Offered Rate to calculate the rate at which the Company's borrowings bear interest is 2.00% per annum. This was increased to 3.00% per annum pursuant to the August 2012 Agreements as noted above.
- The commitment commission paid to each lender is 0.70% per annum of the daily average unutilized commitment of such lender.

Amounts repaid under the 2007 Credit Facility may not be reborrowed. The 2007 Credit Facility has a maturity date of July 20, 2017.

Loans made under the 2007 Credit Facility may be and have been used for the following:

- up to 100% of the en bloc purchase price of $1,111,000 for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from Metrostar;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206,233;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77,000;
- possible acquisitions of additional drybulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the credit facility;
- up to $50,000 of working capital, if available; and
- the issuance of up to $50,000 of standby letters of credit. At December 31, 2012 and 2011, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages on 35 of the Company's existing vessels and any new vessels financed with the 2007 Credit Facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances on the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the 2007 Credit Facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired. The other collateral described above was pledged, as required, within 30 days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin which was 0.85% per annum. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00%. Additionally, effective August 1, 2012, due to the August 2012 Agreements, the Applicable Margin increased to 3.00%. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter. Effective January 26, 2009, due to the 2009 Amendment, the rate increased to 0.70% per annum of the daily average unutilized commitment of such lender. Refer to "December 2011 Credit Facility Agreements" above for the facility fee that the Company is subject to pursuant to the December 2011 Agreements.

The 2007 Credit Facility includes the following financial covenants which apply to the Company and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA ratio to be no greater than 5.5:1.0. As per the December 2011 Agreements and the August 2012 Agreements, this covenant has been waived for a period beginning on October 1, 2011 and ending on (and including) December 31, 2013.
- Cash and cash equivalents must not be less than $750 per mortgaged vessel. This was increased from $500 per mortgaged vessel effective August 1, 2012 pursuant to the August 2012 Agreements.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0. As per the December 2011 Agreements and the August 2012 Agreements, this covenant has been waived for a period beginning on October 1, 2011 and ending on (and including) December 31, 2013.
- After July 20, 2007, consolidated net worth, as defined in the 2007 Credit Facility, must be no less than $263,300 plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offerings completed in October 2007, May 2008, July 2010 and February 2012, consolidated net worth must be no less than $674,555.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the credit facility plus all letters of credit outstanding; the Company has a 30 day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding. This covenant was waived effective for the year ended December 31, 2008 and indefinitely until the Company can represent that it is in compliance with all of its financial covenants as per the 2009 Amendment as described above.

As of December 31, 2012, the Company believes it is in compliance with all of the financial covenants under its 2007 Credit Facility, as amended.

The following table sets forth the repayment of the outstanding debt of $1,055,912 at December 31, 2012 under the 2007 Credit Facility, as amended:

Year Ending December 31,	Total
2013	$ —
2014	192,780
2015	192,780
2016	144,585
2017	525,767
Total debt	$1,055,912

$100 Million Term Loan Facility

On August 12, 2010, the Company entered into the $100 Million Term Loan Facility with Crédit Agricole Corporate and Investment Bank, which is also acting as Agent and Security Trustee; and Crédit Industriel et Commercial; and Skandinaviska Enskilda Banken AB (publ) are the lenders under the facility. The Company has used the $100 Million Term Loan Facility to fund or refund to the Company a portion of the purchase price of the acquisition of five vessels from Metrostar (Refer to Note 5—Vessel Acquisitions and Dispositions). Under the terms of the facility, the $100 Million Term Loan Facility was drawn down in five equal tranches of $20,000 each, with one tranche per vessel. The $100 Million Term Loan Facility has a final maturity date of seven years from the date of the first drawdown, or August 17, 2017, and borrowings under the facility bear interest at LIBOR for an interest period of one, three or six months (as elected by the Company), plus 3.00% per annum. A commitment fee of 1.35% is payable on the undrawn committed amount of the $100 Million Term Loan Facility, which began accruing on August 12, 2010. Borrowings are to be repaid quarterly, with the outstanding principal amortized on a 13-year profile, with any outstanding amount under the $100 Million Term Loan Facility to be paid in full on the final maturity date. Repaid amounts are no longer available and cannot be reborrowed. Borrowings under the $100 Million Term Loan Facility are secured by liens on the five Metrostar vessels purchased by GS&T and other related assets. Certain of the Company's wholly-owned ship-owning subsidiaries, each of which own one of the five Metrostar vessels, will act as guarantors under the $100 Million Term Loan Facility.

During the year ended December 31, 2011, three drawdowns of $20,000 each were made by the Company for the deliveries of the Genco Avra, Genco Mare and Genco Spirit. During the year ended December 31, 2010, two drawdowns of $20,000 were made by the Company for the deliveries of the Genco Ocean and Genco Bay. During the years ended December 31, 2012 and 2011, total repayments of $15,385 and $8,011 were made, respectively. The $15,385 of repayments made during 2012 includes the $11,538 prepayment of debt made during 2012 pursuant to the August 2012 Agreements, as noted in the "August 2012 Credit Facility

(U.S. dollars in thousands)

Agreements" section herein. The $8,011 of repayments made during 2011 includes the $3,000 prepayment of debt made during 2011 pursuant to the December 2011 Agreements, as noted in the "December 2011 Credit Facility Agreements" section herein. As of December 31, 2012, the Company has utilized its maximum borrowing capacity under the $100 Million Term Loan Facility.

The $100 Million Term Loan Facility requires the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, interest coverage and dividends; minimum working capital requirements; collateral maintenance requirements; and other covenants, most of which are in principle and calculation similar to the Company's covenants under the existing 2007 Credit Facility. The $100 Million Term Loan Facility includes usual and customary events of default and remedies for facilities of this nature. Refer to the "August 2012 Credit Facility Agreements" and "December 2011 Credit Facility Agreements" section herein for waivers obtained for specific covenants under this credit facility.

As of December 31, 2012, the Company believes it is in compliance with all of the financial covenants under the $100 Million Term Loan Facility, as amended.

The following table sets forth the repayment of the outstanding debt of $75,484 at December 31, 2012 under the $100 Million Term Loan Facility:

Year Ending December 31,	Total
2013	$ —
2014	7,692
2015	7,692
2016	7,692
2017	52,408
Total debt	$75,484

$253 Million Term Loan Facility

On August 20, 2010, the Company entered into the $253 Million Term Loan Facility. BNP Paribas; Crédit Agricole Corporate and Investment Bank; DVB Bank SE; Deutsche Bank AG Filiale Deutschlandgeschäft, which is also acting as Security Agent and Bookrunner; and Skandinaviska Enskilda Banken AB (publ) are Lenders and Mandated Lead Arrangers under the facility. Deutsche Bank Luxembourg S.A. is acting as Agent under the facility, and Deutsche Bank AG and all of the Lenders other than Deutsche Bank AG Filiale Deutschlandgeschäft are acting as Swap Providers under the facility. The Company has used the $253 Million Term Loan Facility to fund a portion of the purchase price of the acquisition of 13 vessels from affiliates of Bourbon. Under the terms of the facility, the $253 Million Term Loan Facility was drawn down in 13 tranches in amounts based on the particular vessel being acquired, with one tranche per vessel. The $253 Million Term Loan Facility has a maturity date of August 15, 2015 and borrowings under the $253 Million Term Loan Facility bear interest, as elected by the Company, at LIBOR for an interest period of three or six months, plus 3.00% per annum. A commitment fee of 1.25% is payable on the undrawn committed amount of the $253 Million Term Loan Facility, which began accruing on August 20, 2010. Borrowings are to be repaid quarterly with outstanding principal amortized on a per vessel basis and any outstanding amount under the $253 Million Term Loan Facility to be paid in full on the maturity date. Repaid amounts are no longer available and cannot be reborrowed. Borrowings under the $253 Million Term Loan Facility are secured by liens on the Bourbon vessels and other related assets. Certain of the Company's wholly-owned ship-owning subsidiaries, each of which owns one of the Bourbon vessels, will act as guarantors under the credit facility.

As of December 31, 2012, total drawdowns of $253,000 have been made under the $253 Million Term Loan Facility to fund or refund to the Company a portion of the purchase price of the 12 Bourbon vessels delivered during the third quarter of 2010 and the Bourbon vessel delivered during the first quarter of 2011. Refer to Note 5—Vessel Acquisitions and Dispositions for a listing of the vessels delivered. Total required debt repayments of $40,600 and $26,916 were made during the years ended December 31, 2012 and 2011. The $40,600 of repayments made during 2012 includes the $30,450 prepayment of debt made during 2012 pursuant to the August 2012 Credit Facility Agreements, as noted in the "August 2012 Credit Facility Agreements" section herein. The $26,916 of repayments made during 2011 includes the $7,000 prepayment of debt made during 2011 pursuant to the December 2011 Agreements, as noted in the "December 2011 Credit Facility Agreements" section herein. As of December 31, 2012, the Company has utilized its maximum borrowing capacity under the $253 Million Term Loan Facility.

The $253 Million Term Loan Facility requires the Company to comply with a number of covenants, including financial covenants related to leverage, consolidated net worth, liquidity and interest coverage; dividends; collateral maintenance requirements; and other covenants, most of which are in principle and calculation similar to our covenants under the existing 2007 Credit Facility. As of December 31, 2012 and 2011, the Company had deposited $9,750 that has been reflected as restricted cash. Restricted cash will be released only if the underlying collateral is sold or disposed of. The $253 Million Term Loan Facility includes usual and customary events of default and remedies for facilities of this nature. Refer to the "December 2011 Credit Facility Agreements" section herein for waivers obtained for specific covenants under this credit facility.

As of December 31, 2012, the Company believes it is in compliance with all of the financial covenants under the $253 Million Term Loan Facility, as amended.

The following table sets forth the repayment of the outstanding debt of $180,793 at December 31, 2012 under the $253 Million Term Loan Facility:

Year Ending December 31,	Total
2013	$ —
2014	20,300
2015	160,493
Total debt	$180,793

2010 Baltic Trading Credit Facility

On April 16, 2010, Baltic Trading entered into a $100,000 senior secured revolving credit facility with Nordea Bank Finland plc, acting through its New York branch (as amended, the "2010 Baltic Trading Credit Facility"). An amendment to the 2010 Baltic Trading Credit Facility was entered into by Baltic Trading effective November 30, 2010. This amendment increased the commitment amount of the 2010 Baltic Trading Credit Facility from $100,000 to $150,000 and amounts borrowed bear interest at LIBOR plus a margin of 3.00% as compared to 3.25% under the original facility. The term of the 2010 Baltic Trading Credit Facility was extended to six years from the previous 3.5 years and will now mature on November 30, 2016 as compared to April 16, 2014 previously. A commitment fee of 1.25% per annum is payable on the unused daily portion of the 2010 Baltic Trading Credit Facility, which began accruing on March 18, 2010 under the terms of the commitment letter entered into on February 25, 2010. In connection with the commitment letter entered on February 25, 2010, Baltic Trading paid an upfront fee of $313. Additionally, upon executing the original 2010 Baltic Trading Credit Facility, Baltic Trading paid the remaining upfront fee of $937, for total fees of $1,250. In connection with the amendment to the 2010 Credit Facility effective November 30, 2010, Baltic Trading paid an upfront fee of $1,350. Of the total facility amount of $150,000, $25,000 is available for working capital purposes. As of December 31, 2012, total available working capital borrowings were $23,500 as $1,500 was drawn down during the year ended December 31, 2010 for working capital purposes. As of December 31, 2012, $28,750 remained available under the 2010 Credit Facility as the total commitment was reduced to $130,000 on November 30, 2012. Refer to Note 5—Vessel Acquisitions and Dispositions for further information regarding these vessel deposits and acquisitions.

Pursuant to the amended 2010 Baltic Trading Credit Facility, the total commitment of $150,000 will be reduced in 11 consecutive semi-annual reductions of $5,000 which commenced on the six month anniversary of the effective date, or May 31, 2011. On the maturity date, November 30, 2016, the total commitment will reduce to zero and all borrowing must be repaid in full by Baltic Trading.

Borrowings under the 2010 Baltic Trading Credit Facility are secured by liens on Baltic Trading's initial vessels and other related assets. Borrowings under the facility are subject to the delivery of security documents with respect to Baltic Trading's initial vessels. Baltic Trading's subsidiaries owning the initial vessels act as guarantors under the 2010 Baltic Trading Credit Facility.

All amounts owing under the 2010 Baltic Trading Credit Facility are also secured by the following:

- cross-collateralized first priority mortgages of each of Baltic Trading's initial vessels;
- an assignment of any and all earnings of Baltic Trading's initial vessels; and
- an assignment of all insurance on the mortgaged vessels.

The 2010 Baltic Trading Credit Facility requires Baltic Trading to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of Baltic Trading's initial vessels; restrictions on consolidations, mergers or sales of assets; restrictions on changes in the Manager of Baltic Trading's initial vessels (or acceptable replacement vessels); limitations on changes to the Management Agreement between Baltic Trading and GS&T; limitations on liens; limitations on additional indebtedness; restrictions on paying dividends; restrictions on transactions with affiliates; and other customary covenants.

The amended 2010 Baltic Trading Credit Facility includes the following financial covenants which apply to Baltic Trading and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter:

- Cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $5,000 during the first year following the amendment, or until November 30, 2011. Beginning December 1, 2010, cash and cash equivalents plus the undrawn amount available for working capital under the facility must not be less than $750 per vessel for all vessels in Baltic Trading's fleet.
- Consolidated net worth must not be less than (i) $232,796 plus (ii) 50% of the value of any subsequent primary equity offerings of Baltic Trading.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 140% of the aggregate outstanding principal amount under the 2010 Baltic Trading Credit Facility.

Under the 2010 Baltic Trading Credit Facility, Baltic Trading is not permitted to make loans to GS&T or Genco Investments LLC if an event of default existed at the time of the loan or could be reasonably expected to result there from. In addition, Baltic Trading would not be permitted under the facility to declare or pay dividends to its shareholders (including Genco Investments LLC) if an event of default existed at the time of payment or would be caused

(U.S. dollars in thousands)

thereby. As of December 31, 2012, to remain in compliance with a net worth covenant in the facility, Baltic Trading needs to maintain a net worth of $232,796 after the payment of any dividends.

The Company believes it is in compliance with all of the financial covenants under the 2010 Baltic Trading Credit Facility as of December 31, 2012.

The following table sets forth the repayment of the outstanding debt of $101,250 at December 31, 2012 under the 2010 Baltic Trading Credit Facility:

Year Ending December 31,	Total
2013	$ —
2014	—
2015	1,250
2016	100,000
Total debt	$101,250

Interest rates

The following table sets forth the effective interest rate associated with the interest expense for the Company's debt facilities noted above, including the rate differential between the pay fixed receive variable rate on the interest rate swap agreements that were in effect (refer to Note 11—Interest Rate Swap Agreements), combined, and the cost associated with unused commitment fees as well as the facility fee for the 2007 Credit Facility which was reduced from 2.0% to 1.0% on February 28, 2012 as noted above. Additionally, it includes the range of interest rates on the debt, excluding the impact of swaps and unused commitment fees:

	Year Ended December 31,		
	2012	2011	2010
Effective interest rate	**4.68%**	4.42%	4.64%
Range of interest rates (excluding impact of swaps and unused commitment fees)	**3.21% to 4.63%**	2.19% to 3.52%	2.25% to 3.60%

Letter of Credit

In conjunction with the Company entering into a long-term office space lease (See Note 19—Commitments and Contingencies), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank. The letter of credit outstanding was $300 as of December 31, 2012 and 2011 at a fee of 1% per annum. The letter of credit is cancelable on each renewal date provided the landlord is given 150 days minimum notice. This letter of credit has been securitized by $300 that was paid by the Company to DnB NOR Bank during the year ended December 31, 2012. This has been recorded as restricted cash in the consolidated balance sheet.

10—Convertible Senior Notes

The Company issued $125,000 of 5.0% Convertible Senior Notes on July 27, 2010 (the "2010 Notes"). The 2010 Notes mature on August 15, 2015 and are convertible into shares of the Company's common stock at a conversion rate of approximately 51.0204 shares of common stock per (in whole dollars) $1,000 principal amount of the 2010 Notes (equivalent to an initial conversion price of $19.60 per share, representing a 22.5% conversion premium over the concurrent offering price of $16.00 per share of the Company's common stock on July 21, 2010), subject to adjustment, based on the occurrence of certain events, including, but not limited to, (i) the issuance of certain dividends on our common stock, (ii) the issuance of certain rights, options or warrants, (iii) the effectuation of share splits or combinations, (iv) certain distributions of property and (v) certain issuer tender or exchange offers as described in the Indenture, with the amount due on conversion payable in shares, cash, or a combination thereof at the Company's discretion. The total underlying shares of the 2010 Notes are 6,377,551 shares of common stock. Since the Company can settle a conversion of the 2010 Notes with shares, cash, or a combination thereof at its discretion, the Company allocated the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The liability component of the debt instrument is being accreted to par value using the effective interest method over the remaining life of the debt. This accretion is reported as a component of interest expense. The equity component is not subsequently revalued as long as it continues to qualify for equity treatment.

Upon issuance, the Company estimated the fair value of the liability component of the 2010 Notes, assuming a 10% non-convertible borrowing rate, to be $100,625 and the fair value of the conversion option to be $24,375. This amount was recorded as a debt discount and as an increase to additional paid-in capital as of the issuance date and the Company proportionately allocated approximately $918 of issuance costs against this equity component. The issuance costs allocated to the liability component of $3,637 along with the debt discount is being amortized to interest expense over the approximate 5-year period to the maturity of the 2010 Notes on August 15, 2015 resulting in additional interest expense in future periods. The issuance cost allocated to the liability component has been recorded as deferred financing costs; refer to Note 15—Other Assets, Net.

The 2010 Notes were issued pursuant to an indenture, dated as of July 27, 2010 (the "Base Indenture"), by and between the Company and The Bank of New York Mellon, as trustee (the "Trustee"), supplemented by the First Supplemental Indenture dated as of June 27, 2010, by and between the Company and the Trustee (the "Supplemental Indenture," and together with the Base Indenture, the "Indenture"). The 2010 Notes are represented by a global security, executed by the Company, in the form attached to the Supplemental Indenture. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, which began on February 15, 2011. The 2010 Notes will mature on August 15, 2015, subject to earlier repurchase or conversion upon the occurrence of certain events. Holders may convert their 2010 Notes before February 15, 2015, only in certain circumstances determined by (i) the market price of the Company's common stock, (ii) the trading price of the 2010 Notes, or (iii) the occurrence of specified corporate events. The 2010 Notes are subject to repurchase by the Company at the option of the holders following a fundamental change, as defined in the Indenture, including, but not limited to, (i) certain ownership changes, (ii) certain recapitalizations, mergers and dispositions, (iii) approval of any plan or proposal for the liquidation, or dissolution of the Company, and (iv) the Company's common stock ceasing to be listed on any of the New York Stock Exchange or the Nasdaq Global Select Market, any of their respective successors or any other U.S. national securities exchange, at a price equal to 100% of the principal amount of the 2010 Notes plus accrued and unpaid interest up to the fundamental change repurchase date. After February 15, 2015, holders may convert their 2010 Notes at any time thereafter until the second scheduled trading day preceding maturity.

The Indenture includes customary agreements and covenants by the Company, including with respect to events of default.

The following tables provide additional information about the Company's 2010 Notes.

	December 31, 2012	December 31, 2011
Carrying amount of the equity component (additional paid-in capital)	**$ 24,375**	$ 24,375
Principal amount of the 2010 Notes	**125,000**	125,000
Unamortized discount of the liability component	**14,082**	18,619
Net carrying amount of the liability component	**110,918**	106,381

	Years Ended December 31,		
	2012	2011	2010
Effective interest rate on liability component	**10.0%**	10.0%	10.0%
Cash interest expense recognized	**$6,263**	$6,231	$2,662
Non-cash interest expense recognized	**4,537**	4,072	1,684
Non-cash deferred financing amortization costs included in interest expense	**722**	720	311

The remaining period over which the unamortized discount will be recognized is 2.6 years. As of December 31, 2012, the if-converted value of the 2010 Notes does not exceed their principal amount.

Due to the 2015 maturity of the 2010 Notes and the Company's intent to hold the 2010 Notes until maturity, the 2010 Notes have been classified as a noncurrent liability in the consolidated balance sheets as of December 31, 2012 and 2011.

(U.S. dollars in thousands)

11—Interest Rate Swap Agreements

The Company had five and eight interest rate swap agreements with DnB NOR Bank ASA to manage interest costs and the risk associated with variable interest rates related to the Company's 2007 Credit Facility, which were outstanding at December 31, 2012 and 2011, respectively. The total notional principal amount of the swaps at December 31, 2012 and 2011 is $356,233 and $606,233, respectively, and the swaps have specified rates and durations.

The following table summarizes the interest rate swaps designated as cash flow hedges that are in place as of December 31, 2012 and 2011:

Interest Rate Swap Detail				**December 31, 2012**	December 31, 2011
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	**Notional Amount Outstanding**	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	**$106,233**	$106,233
3/29/06	5.25%	1/2/07	1/1/14	**50,000**	50,000
3/24/06	5.075%	1/2/08	1/2/13	**50,000**	50,000
8/9/07	5.07%	1/2/08	1/3/12	—	100,000
8/16/07	4.985%	3/31/08	3/31/12	—	50,000
8/16/07	5.04%	3/31/08	3/31/12	—	100,000
1/9/09	2.05%	1/22/09	1/22/14	**100,000**	100,000
2/11/09	2.45%	2/23/09	2/23/14	**50,000**	50,000
				$356,233	$606,233

The differentials to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for these swaps whereby the effective portion of the change in value of the swaps is reflected as a component of AOCI. The ineffective portion is recognized as other expense, which is a component of other (expense) income.

The interest expense pertaining to the interest rate swaps for the years ended December 31, 2012, 2011 and 2010 was $13,440, $28,854 and $30,204, respectively.

The swap agreements, with effective dates prior to December 31, 2012, synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of the swap plus the Applicable Margin, as defined in the "2007 Credit Facility" section above in Note 9—Long-Term Debt.

The following table summarizes the derivative asset and liability balances at December 31, 2012 and 2011:

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	**December 31, 2012**	December 31, 2011	Balance Sheet Location	**December 31, 2012**	December 31, 2011
Derivatives designated as hedging instruments						
Interest rate contracts	Fair value of derivative instruments (Current Assets)	$—	$—	Fair value of derivative instruments (Current Liabilities)	**$ 7**	$ 1,686
Interest rate contracts	Fair value of derivative instruments (Noncurrent Assets)	—	—	Fair value of derivative instruments (Noncurrent Liabilities)	**16,045**	23,654
Total derivatives designated as hedging instruments		**$—**	$—		**$16,052**	$25,340
Total Derivatives		**$—**	$—		**$16,052**	$25,340

The following tables present the impact of derivative instruments and their location within the Consolidated Statement of Operations:

The Effect of Derivative Instruments on the Consolidated Statement of Operations
For the Year Ended December 31, 2012

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2012		**2012**		**2012**
Interest rate contracts	**$(4,252)**	Interest Expense	**$13,440**	Other Income (Expense)	**$100**

The Effect of Derivative Instruments on the Consolidated Statement of Operations
For the Year Ended December 31, 2011

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2011		2011		2011
Interest rate contracts	$(10,947)	Interest Expense	$28,854	Other Income (Expense)	$51

The Effect of Derivative Instruments on the Consolidated Statement of Operations
For the Year Ended December 31, 2010

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivative (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2010		2010		2010
Interest rate contracts	$(31,536)	Interest Expense	$30,204	Other Income (Expense)	$66

Amounts recorded in AOCI for interest rate swap are reclassified into interest expense when the underlying hedged interest payments are accrued. At December 31, 2012, ($9,563) of AOCI associated with interest rate swaps is expected to be reclassified into interest expense over the next 12 months.

The Company is required to provide collateral in the form of vessel assets to support the interest rate swap agreements, excluding vessel assets of Baltic Trading. At December 31, 2012, the Company's 35 vessels mortgaged under the 2007 Credit Facility served as collateral in the aggregate amount of $100,000.

(U.S. dollars in thousands)

12—Accumulated Other Comprehensive Loss

The components of AOCI included in the accompanying consolidated balance sheets consist of net unrealized gain (loss) on cash flow hedges and net unrealized gain from investments in Jinhui stock as of December 31, 2012, 2011 and 2010.

	Net Unrealized Gain (Loss) on Cash Flow Hedges	Unrealized Gain (Loss) on Investments	AOCI
AOCI—January 1, 2010	$ (41,819)	$ 55,408	$ 13,589
Change in unrealized gain on investments		(17,466)	(17,466)
Unrealized loss on cash flow hedges	(1,333)		(1,333)
AOCI—December 31, 2010	(43,152)	37,942	(5,210)
Change in unrealized gain on investments		(30,246)	(30,246)
Unrealized gain on cash flow hedges	17,907		17,907
AOCI—December 31, 2011	(25,245)	7,696	(17,549)
Change in unrealized gain on investments		(3,480)	(3,480)
Unrealized gain on cash flow hedges	9,188		9,188
AOCI—December 31, 2012	**$ (16,057)**	**$ 4,216**	**$ (11,841)**

13—Fair Value of Financial Instruments

The fair values and carrying values of the Company's financial instruments at December 31, 2012 and 2011 which are required to be disclosed at fair value, but not recorded at fair value, are noted below.

	December 31, 2012		December 31, 2011	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Cash and cash equivalents	**$ 72,600**	**$ 72,600**	$ 227,968	$ 227,968
Restricted cash	**10,150**	**10,150**	9,750	9,750
Floating rate debt	**1,413,439**	**1,413,439**	1,588,012	1,588,012
2010 Notes	**110,918**	**44,375**	106,381	80,000

The fair value of the floating rate debt under the 2007 Credit Facility, $100 Million Term Loan Facility and $253 Million Term Loan Facility are based on management's estimate utilizing rates the Company has recently obtained on August 1, 2012 when the Company entered into agreements to amend or waive certain provisions of these credit facilities. The fair value of the 2010 Baltic Trading Credit Facility is based on management's estimates of rates it could obtain. Additionally, the Company considers its creditworthiness in determining the fair value of the floating rate debt under the credit facilities. The carrying value approximates the fair market value for these floating rate loans. The fair value of the convertible senior notes payable represents the market value based on recent transactions of the 2010 Notes at December 31, 2012 and 2011 without bifurcating the value of the conversion option. The fair value of the interest rate swaps is the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the creditworthiness of both the swap counterparty and the Company. The carrying amounts of the Company's other financial instruments at December 31, 2012 and 2011 (principally Due from charterers and Accounts payable and accrued expenses), approximate fair values because of the relatively short maturity of these instruments.

Accounting Standards Codification Subtopic 820-10, "Fair Value Measurements & Disclosures" ("ASC 820-10"), applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment. The three levels are defined as follows:

- Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and

model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2012 and 2011, the fair values of the Company's financial assets and liabilities are categorized as follows:

	December 31, 2012		
	Total	**Quoted Market Prices in Active Markets (Level 1)**	**Significant Other Observable Inputs (Level 2)**
Investments	**$20,988**	**$20,988**	**$ —**
Derivative instruments—liability position	**16,052**	**—**	**16,052**

	December 31, 2011		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments	$24,468	$24,468	$ —
Derivative instruments—liability position	25,340	—	25,340

The Company holds an investment in the capital stock of Jinhui, which is classified as a long-term investment. The stock of Jinhui is publicly traded on the Oslo Stock Exchange and is considered a Level 1 item. The Company's interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on LIBOR. The Company has elected to use the income approach to value the derivatives, using observable Level 2 market inputs at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates and credit spreads at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. Refer to Note 11—Interest Rate Swap Agreements for further information regarding the Company's interest rate swap agreements. ASC 820-10 states that the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty's creditworthiness when in an asset position and the Company's creditworthiness when in a liability position have also been factored into the fair value measurement of the derivative instruments. This credit valuation adjustment did not have a material impact on the fair value of these derivative instruments. As of December 31, 2012, both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. Floating rate debt is considered to be a Level 2 item as the Company considers the estimate of rates it could obtain for similar debt or based upon transactions amongst third parties. The 2010 Notes are publicly traded in the over-the-counter market; however they are not considered to be actively traded. As such, the 2010 Notes are considered to be a Level 2 item.

14—Prepaid Expenses and Other Current and Noncurrent Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2012	December 31, 2011
Lubricant inventory, fuel oil and diesel oil inventory and other stores	**$10,322**	$10,376
Prepaid items	**5,067**	5,514
Insurance receivable	**1,817**	1,025
Other	**940**	794
Total prepaid expenses and other current assets	**$18,146**	$17,709

Other noncurrent assets in the amount of $514 at December 31, 2012 and 2011 represents the security deposit related to the operating lease entered into effective April 4, 2011. Refer to Note 19—Commitments and Contingencies for further information related to the lease agreement.

15—Other Assets, Net

Other assets consist of deferred financing costs, which include fees, commissions and legal expenses associated with securing loan facilities and other debt offerings and amending existing loan facilities. These costs are amortized over the life of the related debt and are included in interest expense. As of December 31, 2012 and 2011, the Company has deferred financing fees associated with the 2007 Credit Facility, the $100 Million Term Loan

(U.S. dollars in thousands)

Facility, the $253 Million Term Loan Facility, the debt portion of the 2010 Notes and the 2010 Baltic Trading Credit Facility. (Refer to Note 9—Long-Term Debt and Note 10—Convertible Senior Notes)

Total net deferred financing costs consist of the following as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
2007 Credit Facility	$29,568	$13,189
$100 Million Term Loan Facility	1,783	1,578
$253 Million Term Loan Facility	4,708	4,113
2010 Notes	3,637	3,637
2010 Baltic Trading Credit Facility	3,027	3,027
Total deferred financing costs	42,723	25,544
Less: accumulated amortization	13,162	7,749
Total	$29,561	$17,795

Amortization expense for deferred financing costs for the years ended December 31, 2012, 2011 and 2010 was $5,413, $3,188 and $1,967, respectively. This amortization expense is recorded as a component of interest expense in the Consolidated Statements of Operations.

16—Fixed Assets

Fixed assets consist of the following:

	December 31, 2012	December 31, 2011
Fixed assets, at cost:		
Vessel equipment	$3,043	$2,720
Leasehold improvements	3,823	3,664
Furniture and fixtures	997	997
Computer equipment	706	632
Total cost	8,569	8,013
Less: accumulated depreciation and amortization	3,311	2,422
Total	$5,258	$5,591

17—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2012	December 31, 2011
Accounts payable	$ 4,477	$ 5,047
Accrued general and administrative expenses	8,803	14,275
Accrued vessel operating expenses	10,387	11,390
Total	$23,667	$30,712

18—Revenue from Time Charters

Total voyage revenue earned on time charters, including revenue earned in vessel pools and spot market-related time charters, as well as the sale of bunkers consumed during short-term time charters, for the years ended December 31, 2012, 2011 and 2010 was $223,159, $388,929 and $447,438 respectively. Additionally, included in revenues for the years ended December 31, 2012, 2011 and 2010 was $0, $122 and $574 of profit sharing revenue. At December 31, 2012, future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of February 3, 2013, is expected to be $20,182 during 2013 and $3,512 during 2014, assuming off-hire due to any scheduled drydocking and that no additional off-hire time is incurred. For most drydockings, the Company assumes twenty days of offhire. Future minimum revenue excludes revenue earned for the five vessels currently in pool arrangements, vessels that are currently on or will be on spot market-related time charters as spot rates cannot be estimated, as well as profit sharing revenue.

19—Commitments and Contingencies

In September 2005, the Company entered into a 15-year lease for office space in New York, New York for which there was a free rental period from September 1, 2005 to July 31, 2006. On January 6, 2012, the Company ceased the use of this space and as such has recorded, during the year ended December 31, 2012, net rent expense of $1,264 representing the present value of the Company's estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility. The current and long-term lease obligations related to this lease agreement of $682 and $672, respectively, are recorded in the consolidated balance sheet at December 31, 2012 in Current portion of lease obligations and Long-term lease obligations, respectively. Rent expense under this lease agreement for the years ended December 31, 2011 and 2010 was $467 during both periods, and the deferred rent credit for this lease at December 31, 2011 was $606 and was recorded in Long-term lease obligations.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $518 annually for 2013 through 2015, $529 for 2016, $550 for 2017 and a total of $1,972 for the remaining term of the lease.

Effective April 4, 2011, the Company entered into a seven-year sub-sublease agreement for additional office space in New York, New York. The term of the sub-sublease commenced June 1, 2011, with a free base rental period until October 31, 2011. Following the expiration of the free base rental period, the monthly base rental payments are $82 per month until May 31, 2015 and thereafter will be $90 per month until the end of the seven-year term. Pursuant to the sub-sublease agreement, the sublessor was obligated to contribute $472 toward the cost of the Company's alterations to the sub-subleased office space. The Company has also entered into a direct lease with the over-landlord of such office space that commences immediately upon the expiration of such sub-sublease agreements, for a term covering the period from May 1, 2018 to September 30, 2025; the direct lease provides for a free base rental period from May 1, 2018 to September 30, 2018. Following the expiration of the free base rental period, the monthly base rental payments will be $186 per month from October 1, 2018 to April 30, 2023 and $204 per month from May 1, 2023 to September 30, 2025. For accounting purposes, the sub-sublease agreement and direct lease agreement with the landlord constitutes one lease agreement. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the monthly straight-line rental expense for the term of the entire lease from June 1, 2011 to September 30, 2025 will be $130. The Company had a long-term lease obligation at December 31, 2012 and 2011 of $1,793 and $1,217, respectively. Rent expense pertaining to this lease for the years ended December 31, 2012 and 2011 was $1,558 and $909, respectively.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $982 annually for 2013 through 2014, $1,037 for 2015, $1,076 for 2016 and 2017 and a total of $16,506 for the remaining term of the lease.

During the beginning of 2009, the Genco Cavalier, a 2007-built Supramax vessel, was on charter to Samsun when Samsun filed for the equivalent of bankruptcy protection in South Korea, otherwise referred to as a rehabilitation application. On February 5, 2010, the rehabilitation plan submitted by Samsun was approved by the South Korean courts. As part of the rehabilitation process, the Company's claim of $17,212 will be settled in the following manner; 34.0%, or $5,852, will be paid in cash in annual installments on December 30th of each year from 2010 through 2019 ranging from 8.0% to 17.0%; the remaining 66.0%, or $11,360, was converted to Samsun shares at a specified value per share. On December 30, 2012 and 2011, a total payment was due from Samsun in the amount of $527 which represents 9.0% of the total $5,852 approved cash settlement. On December 30, 2010, a total payment was due from Samsun in the amount of $585 which represents ten percent of the total $5,852 approved cash settlement. During the year ended December 30, 2012, Samsun remitted only 50% of the payment due, or $263. As such, during the years ended December 31, 2012, 2011 and 2010, $263, $527 and $585, respectively, have been recorded as other operating income.

During January 2011, the Genco Success, a 1997-built Handymax vessel, was on charter to Korea Line Corporation ("KLC") when KLC filed for a rehabilitation application with South Korean courts. On July 3, 2012, the rehabilitation plan submitted by KLC was approved by the South Korean courts. As part of the rehabilitation process, the Company claim of $802 will be settled in the following manner; 37.0%, or $297, will be paid in cash in annual installments on December 30th of each year from 2012 through 2021 ranging from 0.5% to 43.0%; the remaining 63.0%, or $505, was converted to KLC shares at a specified value per share. On December 30, 2012, a total payment was due from KLC in the amount of $2 which represents 0.5% of the total $297 approved cash settlement. This amount has been recorded as other operating income during the year ended December 31, 2012.

20—Savings Plan

In August 2005, the Company established a 401(k) plan which is available to full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415 with the Company matching up to the first six percent of each employee's salary on a dollar-for-dollar basis. The matching contribution vests immediately. For the years ended December 31, 2012, 2011 and 2010, the Company's matching contributions to this plan were $296, $289 and $242, respectively.

21—Nonvested Stock Awards

On July 12, 2005, the Company's Board of Directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "2005 GS&T Plan"). The aggregate number of shares of common stock available for award under the 2005 GS&T Plan is 2,000,000 shares. Additionally, on May 17, 2012, at the Company's 2012 Annual Meeting of Shareholders, the Company's shareholders approved the Genco Shipping and Trading Limited 2012 Equity Incentive Plan (the "2012 GS&T Plan"). The aggregate number of shares of common stock available for award under the 2012 GS&T Plan is 3,000,000 shares. Under these plans, the Company's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to employees, directors and consultants who the compensation committee (or other committee or the Board of Directors) believes are key to the Company's success. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, nonvested stock, unrestricted stock and performance shares.

Grants of nonvested common stock to executives and employees vest ratably on each of the four anniversaries of the determined vesting date. Grants of nonvested common stock to directors vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which are typically held during May. Grants of nonvested common stock to the Company's Chairman, Peter C. Georgiopoulos, that are not granted as part of grants made to all directors, excluding the grants made on December 13, 2012, December 28, 2011 and December 21, 2010, vest ratably on each of the ten anniversaries of the vesting date.

(U.S. dollars in thousands)

The table below summarizes the Company's nonvested stock awards for the three years ended December 31, 2012 under the 2005 and 2012 GS&T Plans:

	Year Ended December 31,					
	2012		2011		2010	
	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1	**936,787**	**$14.06**	809,087	$19.40	437,000	$25.86
Granted	**464,175**	**2.71**	357,500	6.46	514,650	16.07
Vested	**(290,700)**	**13.49**	(228,700)	21.08	(142,563)	27.16
Forfeited	**(1,500)**	**6.39**	(1,100)	14.65	—	—
Outstanding at December 31	**1,108,762**	**$ 9.47**	936,787	$14.06	809,087	$19.40

The total fair value of shares that vested under the 2005 and 2012 GS&T Plans during the years ended December 31, 2012, 2011 and 2010 was $733, $2,105 and $2,414, respectively. The total fair value is calculated as the number of shares vested during the period multiplied by the fair value on the vesting date.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized nonvested stock amortization expense for the 2005 and 2012 GS&T Plans, which is included in general, administrative and management fees, as follows:

	Year Ended December 31,		
	2012	2011	2010
General, administrative and management fees	**$4,087**	$5,574	$4,327

The fair value of nonvested stock at the grant date is equal to the closing stock price on that date. The Company is amortizing these grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2012, unrecognized compensation cost of $5,131 related to nonvested stock will be recognized over a weighted-average period of 3.23 years.

On March 3, 2010, Baltic Trading's Board of Directors approved the Baltic Trading Limited 2010 Equity Incentive Plan (the "Baltic Trading Plan"). Under the Baltic Trading Plan, Baltic Trading's Board of Directors, the compensation committee, or another designated committee of the Board of Directors may grant a variety of stock-based incentive awards to officers, directors, and executive, managerial, administrative and professional employees of and consultants to Baltic Trading or the Company whom the compensation committee (or other committee of the Board of Directors) believes are key to Baltic Trading's success. Awards may consist of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. The aggregate number of shares of common stock available for award under the Baltic Trading Plan is 2,000,000 common shares.

Grants of restricted stock to Peter Georgiopoulos, Chairman of the Board of Baltic Trading, and John Wobensmith, President and Chief Financial Officer of Baltic Trading, made in connection with Baltic Trading's IPO vest ratably on each of the first four anniversaries of March 15, 2010. Grants of restricted common stock to Baltic Trading's directors made following Baltic Trading's IPO (which exclude the foregoing grant to Mr. Georgiopoulos) vest the earlier of the first anniversary of the grant date or the date of Baltic Trading's next annual shareholders' meeting, which is expected to be held in May 2012. Grants of restricted stock made to executives and the Chairman of the Board not in connection with the Company's IPO vest ratably on each of the first four anniversaries of the determined vesting date.

The following table presents a summary of Baltic Trading's nonvested stock awards for the three years ended December 31, 2012 under the Baltic Trading Plan:

	Year Ended December 31,					
	2012		2011		2010	
	Number of Baltic Trading Common Shares	Weighted Average Grant Date Price	Number of Baltic Trading Common Shares	Weighted Average Grant Date Price	Number of Baltic Trading Common Shares	Weighted Average Grant Date Price
Outstanding at January 1	**545,750**	**$11.60**	583,500	$13.40	—	$ —
Granted	**299,999**	**3.04**	117,500	5.11	583,500	13.40
Vested	**(181,500)**	**11.71**	(155,250)	13.43	—	—
Forfeited	—	—	—	—	—	—
Outstanding at December 31	**664,249**	**$ 7.70**	545,750	$11.60	583,500	$13.40

The total fair value of shares that vested under the Baltic Trading Plan during the years ended December 31, 2012 and 2011 was $663 and $1,275. The total fair value is calculated as the number of shares vested during the period multiplied by the fair value on the vesting date. No shares under the Baltic Trading Plan vested during the year ended December 31, 2010.

For the years ended December 31, 2012, 2011 and 2010, the Company recognized nonvested stock amortization expense for the Baltic Trading Plan, which is included in general, administrative and management fees, as follows:

	Year Ended December 31,		
	2012	2011	2010
General, administrative and management fees	**$1,777**	$2,764	$2,892

The Company is amortizing Baltic Trading's grants over the applicable vesting periods, net of anticipated forfeitures. As of December 31, 2012, unrecognized compensation cost of $1,895 related to nonvested stock will be recognized over a weighted-average period of 2.40 years.

22—Share Repurchase Program

On February 13, 2008, the Company's Board of Directors approved a share repurchase program for up to a total of $50,000 of the Company's common stock. Share repurchases were to be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, the Company entered into the 2009 Amendment which amended the 2007 Credit Facility to require the Company to suspend all share repurchases until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant. Refer to Note 9—Long-Term Debt.

Since the inception of the share repurchase program through December 31, 2012, the Company repurchased and retired 278,300 shares of its common stock for $11,500. No share repurchases were made during the years ended December 31, 2012 and 2011.

23—Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material effect on the Company, its financial condition, results of operations or cash flows.

24—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2012 Quarter Ended				2011 Quarter Ended			
(In thousands, except share and per share amounts)	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	March 31	June 30	Sept. 30	Dec. 31
Revenues	**$ 59,844**	**$ 62,931**	**$ 54,431**	**$ 49,247**	$101,429	$99,330	$94,312	$97,143
Operating (loss) income	**(12,521)**	**(10,433)**	**(20,194)**	**(26,197)**	33,734	31,616	23,340	23,949
Net (loss) income	**(36,383)**	**(30,492)**	**(42,037)**	**(48,864)**	12,171	9,828	1,417	1,652
Net (loss) income attributable to noncontrolling interest	**(3,312)**	**(2,751)**	**(3,588)**	**(3,197)**	(1,255)	(262)	(145)	1,344
Net (loss) income attributable to Genco Shipping & Trading Limited	**(33,071)**	**(27,741)**	**(38,449)**	**(45,667)**	13,426	10,090	1,562	308
Net (loss) income per share—Basic[2]	**$ (0.87)**	**$ (0.65)**	**$ (0.90)**	**$ (1.06)**	$ 0.38	$ 0.29	$ 0.04	$ 0.01
Net (loss) income per share—Diluted[2]	**$ (0.87)**	**$ (0.65)**	**$ (0.90)**	**$ (1.06)**	$ 0.38	$ 0.29	$ 0.04	$ 0.01
Dividends declared and paid per share[1]	**$ —**	**$ —**	**$ —**	**$ —**	$ —	$ —	$ —	$ —
Weighted average common shares outstanding—Basic	**38,090,590**	**42,878,228**	**42,885,810**	**43,026,657**	35,142,110	35,150,352	35,157,110	35,266,283
Weighted average common shares outstanding—Diluted	**38,090,590**	**42,878,228**	**42,885,810**	**43,026,657**	35,218,699	35,204,649	35,218,840	35,395,190

(1) Does not include cash dividends paid by Baltic Trading.

(2) The sum of the quarterly basic and diluted net (loss) income per share does not equal the total annual basic and diluted net (loss) income per share due to rounding.

25—Subsequent Events

On February 14, 2013, Baltic Trading declared a dividend of $0.01 per share to be paid on or about March 14, 2013 to shareholders of record as of March 7, 2013. The aggregate amount of the dividend is expected to be approximately $230, of which approximately $173 will be paid to minority shareholders, which Baltic Trading anticipates will be funded from cash on hand at the time payment is to be made.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2012.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page 65 of this report.

Changes in Internal Controls

There have been no changes in our internal controls or over financial reporting that occurred during our most recent fiscal quarter (the fourth fiscal quarter of 2012) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genco Shipping & Trading Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the internal control over financial reporting of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 1, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 1, 2013

Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK." The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE:

Fiscal Year Ended December 31, 2012	**High**	**Low**
1st Quarter	**$10.12**	**$5.93**
2nd Quarter	**$ 6.45**	**$2.75**
3rd Quarter	**$ 4.54**	**$2.09**
4th Quarter	**$ 4.12**	**$2.40**

Fiscal Year Ended December 31, 2011	High	Low
1st Quarter	$15.47	$10.69
2nd Quarter	$10.91	$ 6.28
3rd Quarter	$ 9.75	$ 4.15
4th Quarter	$10.14	$ 5.78

As of March 1, 2013, there were approximately 131 holders of record of our common stock.

Until January 26, 2009, our dividend policy was to declare quarterly distributions to shareholders, which commenced in November 2005, by each February, May, August and November substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our Board of Directors determined we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. Under the terms of the 2009 Amendment to our 2007 Credit Facility (discussed in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report and in Note 9 — Long-Term Debt of our consolidated financial statements), we have suspended payment of cash dividends indefinitely beginning the quarter ended December 31, 2008. To reinstate our cash dividends under the 2007 Credit Facility, we must be able to represent to the lenders that we are in a position to again satisfy the collateral maintenance covenant under this facility. In addition, under the terms of the August 2012 Agreements, we are prohibited from paying dividends through December 31, 2013. There were no dividends declared during the years ended December 31, 2012, 2011 and 2010.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012 regarding the number of shares of our common stock that may be issued under the 2012 Equity Incentive Plan, which is our current sole equity compensation plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Plan category			
Equity compensation plans approved by security holders	—	$—	2,853,325
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	2,853,325

Performance Graph

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc. and Eagle Bulk Shipping Inc. The comparison assumes a $100 investment on December 31, 2007. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.


120
100
80
60
40
20
0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
GNK
S&P 500
Peer Group

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
GNK	100	34.06	47.90	33.33	19.38	13.40
S&P 500	100	63.00	79.68	91.68	93.61	108.59
Peer Group	100	34.60	31.52	24.81	19.81	21.21

Executive Team

Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer and Secretary

Board of Directors

Peter C. Georgiopoulos
Chairman

Chairman
Baltic Trading Limited

Chairman
General Maritime Corporation

Chairman
Aegean Marine Petroleum Network Inc.

Nathaniel C.A. Kramer (1)(3)
Brown and Yellow International Holdings LLC

Mark F. Polzin (1)(3)
President
Ranch, Farms and Laurel Fiduciary Corporations

Basil G. Mavroleon (2)
Managing Director
WeberSeas S.A.

Robert C. North (2)
President
North Star Maritime, Inc.

Harry A. Perrin (1)(3)
Partner
Vinson & Elkins LLP

Alfred E. Smith IV (2)
Founder and CEO
AE Smith Associates, LLC

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices

Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

Stock Listing
Genco Shipping & Trading Limited's common stock is traded on the NYSE Stock Market under the symbol GNK.

Transfer Agent

Computershare Shareowner Services LLC
480 Washington Boulevard, 29th Floor
Jersey City, NJ 07310-1900
Tel: (800) 851-9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

Independent Auditors

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
Tel: (212) 436-2000

Investor Relations Contact

John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171
Tel: (646) 443-8550

Notice of Annual Meeting
Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, on May 16, 2013, at 10:00 a.m.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995
This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as "anticipate," "budget," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general, administrative and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) our acquisition or disposition of vessels (xii) the number of off-hire days needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including off-hire days; (xiii) the completion of definitive documentation with respect to time charters; (xiv) charterers' compliance with the terms of their charters in the current market environment; and (xv) other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company's Annual Report on Form 10-K for the year ended December 31, 2012 and its subsequent reports on Form 10-Q and Form 8-K. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor, New York, NY 10171
646.443.8550 gencoshipping.com